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As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109602

PROSPECTUS SUPPLEMENT (To Prospectus Dated October 23, 2003)

1,640,465 Shares

Owens-Illinois, Inc.

Common Stock

$23.60 per share

The selling stockholder named in this prospectus supplement is selling 1,640,465 shares of common stock of Owens-Illinois, Inc. We will not receive any proceeds from the sale of the shares by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol "OI". The last reported sale price of our common stock on the New York Stock Exchange on February 2, 2005 was $23.75 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-21 and on page 3 of the related prospectus.

	Per Share	Total
Public offering price	$23.60	$38,714,974.00
Underwriting discount	$0.15	$246,069.75
Proceeds to the selling stockholder(1)	$23.45	$38,468,904.25
(1)
Expenses, other than underwriting discounts, associated with the offering will be paid by Owens-Illinois.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about February 8, 2005.

LEHMAN BROTHERS

February 2, 2005

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Prospectus Supplement
About This Prospectus	S-i
Summary	S-1
Summary Selected Consolidated Financial Data	S-18
Risk Factors	S-21
Price Range of Common Stock and Dividend Policy	S-29
Forward Looking Statements	S-30
Use of Proceeds	S-30
Selling Stockholder	S-31
Certain ERISA Considerations	S-32
Description of Certain Indebtedness	S-33
Description of Common Stock	S-38
Description of Preferred Stock	S-38
Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders	S-39
Underwriting	S-42
Legal Matters	S-44
Experts	S-44
Prospectus
Cautionary Statement Regarding Forward Looking Statements	1
The Company	2
Risk Factors	3
Use of Proceeds	10
Selling Stockholder	10
Plan of Distribution	11
Legal Matters	12
Experts	12
Where You Can Find More Information	12
Incorporation of Certain Documents by Reference	13

ABOUT THIS PROSPECTUS

        We are providing information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus, which provides more general information. Generally, when we refer to this "prospectus," we are referring to both documents combined.

S-i

        Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

        You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We and the selling stockholder have not authorized anyone to provide you with any information that is different. If you receive any information that is different, you should not rely on it.

        You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than their date, or that the information contained in any document incorporated by reference in this prospectus is accurate as of any date other than the date on which that document was filed with the Securities and Exchange Commission, or SEC.

        We, the selling stockholder and the underwriter are not making an offer to sell the common stock in jurisdictions where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying base prospectus and the offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying base prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying base prospectus outside the United States. This prospectus supplement and the accompanying base prospectus do not constitute an offer of, or an invitation to purchase, any shares of common stock in any jurisdiction in which such offer or invitation would be unlawful.

        As used in this prospectus supplement:

  •
  "Owens-Illinois," "we," "company," "our" and "us" refer to Owens-Illinois, Inc. and its direct and indirect subsidiaries on a consolidated basis; and

  •
  "OI Group" refers to Owens-Illinois Group, Inc., our direct wholly-owned subsidiary, and its direct and indirect subsidiaries on a consolidated basis.

S-ii

SUMMARY

        The following summary provides an overview of certain information about Owens-Illinois and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this entire prospectus and the documents that we incorporate by reference before making a decision about whether to invest in our common stock.

Owens-Illinois, Inc.

        Owens-Illinois is one of the world's leading manufacturers of packaging products (based on sales revenue) and is the largest manufacturer of glass containers in the world, with leading positions in Europe, North America, Asia Pacific and South America. Owens-Illinois is also a leading manufacturer of health care packaging including plastic prescription containers and medical devices, and plastic closures including tamper-evident caps and child resistant closures, with operations in the United States, Mexico, Puerto Rico, Brazil, Hungary and Singapore. Owens-Illinois, through its subsidiaries, is the successor to a business established in 1903.

        Owens-Illinois is pursuing a strategy aimed at leveraging its global capabilities, broadening its market base and focusing on the effective management of working capital and capital spending.

        Our core strategies include the following:

  •
  Improve free cash flow generation and reduce leverage

  •
  Improve system cost and capital capabilities

  •
  Implement global procurement initiatives

  •
  Build modest growth momentum and broaden market base

  •
  Achieve successful European integration

        Our core competitive strengths are:

  •
  Global leadership in manufacturing glass containers

  •
  Long-standing relationships with industry-leading consumer products companies

  •
  Low-cost production of glass containers

  •
  Technological leadership and innovation

  •
  Worldwide licensee network—glass containers and plastic closures

  •
  Leading healthcare packaging businesses

  •
  Experienced and motivated management team

        Consistent with its goal to become the world's leading packaging company, Owens-Illinois has acquired 16 glass container businesses in 21 countries since 1990, including businesses in Europe, North America, Asia Pacific and South America. Through these acquisitions, Owens-Illinois has enhanced its global presence in order to better serve the needs of its multi-national customers and has achieved purchasing and cost reduction synergies.

        In 2004, Owens-Illinois completed two major transactions which significantly realign its business portfolio:

  •
  On June 21, 2004, Owens-Illinois completed the acquisition of BSN Glasspack S.A. ("BSN"), the second largest glass container manufacturer in Europe, for total consideration of approximately $1.3 billion (the "BSN Acquisition"); and

  •
  On October 7, 2004, Owens-Illinois completed the sale of its blow-molded plastic container operations in North America, South America and Europe to Graham Packaging Company L.P. for approximately $1.2 billion (the "Plastics Sale").

        Excluding the two plants sold in January 2005, as discussed below, at December 31, 2004, Owens-Illinois had 81 glass manufacturing plants in 22 countries and 24 plastics packaging facilities, primarily in the United States.

        We are headquartered at One SeaGate, Toledo, Ohio 43666, and our phone number is (419) 247-5000. We are a Delaware corporation that was incorporated on November 27, 1985.

Recent Developments

BSN Acquisition and Plastics Sale

        On June 21, 2004, Owens-Illinois completed the BSN Acquisition for total consideration of approximately $1.3 billion, including the assumption of debt. At the time it was acquired, BSN was the second largest glass container manufacturer in Europe with 18 manufacturing facilities in France, Spain, Germany and the Netherlands. The BSN Acquisition is part of Owens-Illinois' goal to improve its presence in the European market in order to better serve the needs of its customers throughout Europe and to take advantage of synergies in purchasing and cost reduction to significantly improve the earnings contribution provided by the entire European operations.

        On January 20, 2005, we announced the completion of the sale of two European glass container plants to Vidrala, S.A., of Alava, Spain. Originally announced in November 2004, the sale was approved by all necessary regulatory bodies including the European Commission. We committed to divest the Barcelona (Castellar), Spain, and Corsico, Italy, glass plants to secure the European Commission's approval of the BSN Acquisition. Cash proceeds from the sale of approximately €138.2 million will be reinvested in the company's manufacturing facilities or used to repay bank debt under our secured credit agreement.

        Owens-Illinois is devoting significant efforts to the integration of BSN's European glass operations. Owens-Illinois expects this integration effort to lead to synergies and significant improvement in the earnings contribution provided by the European operations by the end of 2007, primarily in operations, general and administrative functions, purchasing functions and sales efficiencies. The implementation of this integration strategy may require additional accruals that will increase goodwill or result in additional charges to operations. Owens-Illinois is currently in the process of evaluating its capacity in relation to overall market demand in Europe and may decide to reduce capacity based upon this evaluation.

        On October 7, 2004, Owens-Illinois completed the Plastics Sale. The results of this divested business have been classified as discontinued operations on Owens-Illinois' financial statements. Cash proceeds of approximately $1.2 billion from the sale were used to repay term loans under our subsidiary borrowers' secured credit agreement. Included in the sale were 24 plastics manufacturing plants in the U.S., two in Mexico, three in Europe and two in South America, serving consumer products companies in the food and beverage, household and chemical and personal care industries.

        Throughout 2004, Owens-Illinois has pursued two initiatives aimed at improving cash flow generation: (1) establishing global working capital benchmarks and (2) achieving global capital spending efficiency. Owens-Illinois has instituted a global program to reduce the levels of working capital necessary to run its businesses. To establish these benchmarks, Owens-Illinois is conducting country by country analyses and reviewing working capital goals. Owens-Illinois has also strengthened the financial and operational scrutiny of capital expenditures by implementing a more rigorous project evaluation and audit process. All capital spending requests are now benchmarked against one another on a global basis and against historical expenditures. Owens-Illinois is emphasizing productivity improvements with minimal capital expenditures and has the goal of standardizing the maintenance, repair and manufacture of its glass forming machines and furnaces worldwide.

Refinancing

        On December 1, 2004, Owens-Brockway Glass Container Inc., an indirect wholly-owned subsidiary of Owens-Illinois ("OBGC"), issued $400 million of 6 3/4% Senior Notes due 2014 and €225 million of 6 3/4% Senior Notes due 2014 in a private offering (collectively, the "New Senior Notes"). The net proceeds from the New Senior Notes offering and cash were used to fund (1) the tender offer for all of our $350 million of 7.15% Senior Notes due 2005 (the "OI Notes"), (2) the tender offer for, and subsequent redemption of, all of BSN Financing Co. S.A.'s approximately €140 million of outstanding 10 1/4% Senior Subordinated Notes due 2009 (the "BSN Financing Notes"), (3) the tender offer for all of BSN Glasspack Obligation S.A.'s approximately €160 million of outstanding 9 1/4% Senior Subordinated Notes due 2009 (the "BSN Obligation Notes") and (4) the payment of associated accrued interest, premiums, fees and expenses. Pursuant to the tender offers and the redemption of the BSN Financing Notes, approximately $238 million of the OI Notes, all of the BSN Financing Notes and approximately €159.5 million of the BSN Obligation Notes were purchased.

        The offering of the New Senior Notes, the above transactions and the payment of associated accrued interest, premiums, fees and expenses are collectively referred to in this prospectus as the "Refinancing".

KKR Sales of Common Stock

        In December 2004, the selling stockholder and certain of its affiliates sold an aggregate of 33,473,500 shares of our common stock in an underwritten public offering.

Fourth Quarter and Full Year 2004 Results

        On January 27, 2005, we filed with the SEC a Current Report on Form 8-K pursuant to which we furnished the information below regarding our fourth quarter and full year 2004 financial results. Financial data presented below with respect to the fourth quarter and full year 2004 has not been audited.

  Fourth Quarter Earnings Highlights

  •
  net earnings of $0.11 per share (diluted) compared with a net loss of $7.33 per share in 2003

  •
  loss from continuing operations of $0.25 per share, including the charge for asbestos and the unusual items listed in note (1) below, compared with a loss from continuing operations of $2.70 per share in 2003

  •
  earnings from continuing operations, exclusive of the charge for asbestos and the unusual items listed in note (1) below, were $0.24 compared with $0.11 in 2003

	4th Quarter 2004		4th Quarter 2003
	$ millions	EPS	$ millions	EPS
Net earnings	$21.7	$0.11	$(1,071.1)	$(7.33)
Loss from continuing operations	(32.7)	(0.25)	(392.1)	(2.70)
Earnings from continuing operations exclusive of items listed in note (1) below	42.1	0.24	19.8	0.11
  •
  glass container unit shipments (exclusive of BSN) grew three percent

  •
  debt was reduced by $1.227 billion in the quarter

  •
  asbestos cash payments declined by five percent

  Reconciliation of Fourth Quarter 2003 Earnings to Fourth Quarter 2004 Earnings

        Earnings per share from continuing operations, excluding the items listed in note (1) below, were $0.24 per share for the fourth quarter of 2004 compared with $0.11 per share for the fourth quarter of 2003. Improved pricing and higher unit shipments accounted for an increase of $0.15 per share over fourth quarter 2003. Productivity improvements and higher production volumes represented another $0.05 per share increase over the prior year. The impact of BSN operations contributed $0.06 per share and currency translation rates accounted for an increase of $0.01 per share. Partially offsetting these positive factors were higher energy costs and lower pension income, decreasing earnings per share by $0.07 and $0.01, respectively. In addition, the restructuring and transition costs in our Plastics Packaging segment accounted for a decrease of $0.02 per share, and all other items unfavorably impacted earnings by $0.04 per share.

  Business Review

        Glass Containers Segment—Strong Unit Volume Demand.    Segment Operating Profit in the fourth quarter of 2004 for our Glass Containers segment grew by $52.9 million, or 37.3%, from the fourth quarter a year ago. Strength during the quarter was the result of higher unit shipments, improved pricing and operating efficiencies, and the incremental benefit of BSN, partially offset by increasing energy, raw material, and transportation costs, as well as lower pension income. For the fourth quarter, BSN contributed Operating Profit of $27.0 million on sales of $352.8 million. Exclusive of BSN, Segment Operating Profit for Glass Containers Segment improved by $25.9 million or 18.3% quarter-over-quarter.

        Plastics Packaging Segment—Transition Quarter.    The Plastic Packaging segment now consists of health care packaging, including prescription containers and medical devices, and closures, which includes tamper-evident caps and dispensing systems. Segment Operating Profit results for the fourth quarter of 2004 were $19.7 million compared with $24.3 million in the fourth quarter of 2003. Lower segment sales, which resulted from an approximate $27 million revenue loss attributed to the partial divestiture of the Australian plastics business in the second quarter of 2004, had no impact on Segment Operating Profit. However, results during the fourth quarter of 2004 were impacted by restructuring and transition costs following the Plastics Sale, as well as the non-recurrence of the record unit shipments in prescription products resulting from the unusually strong "flu season" in the fourth quarter a year ago. Partially offsetting these unfavorable factors were productivity improvements and lower overhead expenses.

  Cash Flows—Continuing Strong Cash Flows Enable Debt Reduction

        Higher Segment Operating Profit, working capital reductions, and lower asbestos spending were partially offset by higher cash interest expense and higher capital spending, finance fees and debt repurchase premiums.

        Interest Expense.    Interest expense for continuing operations in the fourth quarter of 2004 was $150.5 million. Included in this expense was $30.8 million for the write-off of unamortized finance fees related to early extinguishment of debt with the proceeds from the Plastics Sale, as well as repurchase premiums related to the refinancing of the BSN Financing Notes, the BSN Obligation Notes and the OI Notes discussed under "—Refinancing." Exclusive of these unusual items, interest expense in the fourth quarter of 2004 was $119.7 million versus $104.9 million in the fourth quarter of 2003. The interest expense for the fourth quarter of 2003 represents continuing operations only, as the interest expense and related debt for the divested blow-molded plastic container business has been reclassified to discontinued operations.

        The higher interest in the fourth quarter of 2004 includes approximately $14.2 million as a result of higher debt primarily related to the BSN acquisition as the debt and interest expense related to the divested blow-molded plastic container business has been reclassified to discontinued operations. In addition, currency translation rates increased U.S. dollar reported interest expense by approximately $4.3 million. Partially offsetting this was $3.7 million savings due to lower interest rates resulting from the December 2003 repricing of the secured credit agreement and interest savings resulting from the company's fixed-to-floating interest rate swap program, completed in the first quarter of 2004, on a portion of its fixed-rate debt.

        Capital Spending.    Capital spending for continuing operations for the fourth quarter of 2004 totaled $168.2 million, an increase of $66.3 million from the year ago quarter. The higher capital spending in the quarter was the result of BSN and the new Windsor, Colorado glass container plant. Combined, these two factors totaled $68.2 million, or approximately 40%, of the spending in the quarter.

  Full Year Results—Significantly Improved Earnings and Cash Flows

        For the full year 2004, net earnings, earnings from continuing operations, earnings from continuing operations exclusive of asbestos-related charges and items that management considers not representative of ongoing operations, consistent with Segment Operating Profit, and free cash flow were all significantly higher than 2003.

        Earnings per share for the full year 2004 were $1.43 (diluted) compared with a loss of $6.89 per share for the full year 2003.

	Full Year 2004		Full Year 2003
	$ millions	EPS	$ millions	EPS
Net earnings	$235.5	$1.43	$(990.8)	$(6.89)
Earnings (loss) from continuing operations	171.5	1.00	(330.1)	(2.39)
Earnings from continuing operations exclusive of items listed in note (2) below	218.0	1.31	169.5	1.01

        Segment Operating Profit from continuing operations for the full year 2004 increased by $106.8 million or 16.0%. BSN contributed operating profit of $27.6 for the year, including a $31.1 million reduction in operating profit resulting from the inventory step-up recorded in the second and third quarters. Higher unit shipments for both our glass and plastics businesses, coupled with better prices and operating efficiencies, were only partially offset by higher energy and transportation costs and lower pension income.

        For the full year 2004, cash provided by operating activities rose to $617.7 million compared with $353.1 million for the full year 2003—an increase of 75%. The principal drivers behind this change were improved operations and significantly improved working capital. Additionally, for the full year, free cash flow from operations (defined as cash flow from operating activities less capital spending) was $155.9 million compared with a negative $78.4 million in 2003. Strong free cash flow combined with debt pay down using proceeds following the closing of the Plastics Sale on October 7 and the sale of the company's 20% interest in Consol Limited of South Africa on October 13 improved the company's balance sheet by $180.5 million.

        Capital spending for continuing operations for the full year 2004 totaled $436.7 million compared with capital spending of $344.4 million for the full year 2003. Capital spending of $25.1 million for 2004 and $87.1 million in 2003 for the divested blow-molded plastic container business has been reclassified to discontinued operations. Capital spending for 2004 includes $122.7 million for the Windsor, Colorado glass factory and BSN.

  Consolidated Debt—Reduced in 2004 Despite the BSN Acquisition

        Consolidated debt at December 31, 2004 was $5.3604 billion, compared with $5.4255 billion at December 31, 2003, a reduction of $65.1 million. Compared with the prior period, the June 21, 2004 BSN Acquisition increased debt by $1.360 billion and the October 7, 2004 Plastics Sale reduced debt by $1.191 billion. In addition, on October 13, the company received $81.8 million in cash proceeds from the sale of its 20% equity interest in Consol Limited of South Africa, which was used to further reduce outstanding term loan debt. In 2004, the company incurred debt of $105.4 million for finance fees and repurchase premiums related to the financing of the BSN Acquisition and the refinancing of the BSN Financing Notes, the BSN Obligation Notes and the OI Notes discussed under "—Refinancing".

        Cash and short-term investments at December 31, 2004 were $305.5 million, compared with $190.2 million at December 31, 2003, an increase of $115.3 million. The combination of the $65.1 million debt reduction and $115.3 million increase in cash, improved the company's balance sheet by $180.4 million.

  Asbestos—Cash Payments Reduced; Annual New Filings Down

	Three months ended Dec. 31,		Twelve months ended Dec. 31,
	2004	2003	2004	2003
Cash payments (dollars in millions)	$39.8	$41.8	$190.1	$199.0
New filings	3,700	2,800	14,900	25,700
Pending cases			35,000	30,000

        Asbestos-related cash payments in the fourth quarter of 2004 were $39.8 million compared with $41.8 million for the fourth quarter of 2003, a reduction of $2.0 million or 5.0%. For the full year 2004, asbestos-related payments of $190.1 million compare with $199.0 million for the full year 2003, a reduction of $8.9 million or 4.5%. New claim filings in the fourth quarter increased by approximately 900. However, approximately 95% of these increased filings were non-malignant or non-impaired cases. New claims filings for the full year 2004 declined by approximately 42% from the year ago period. As of December 31, 2004, the number of asbestos-related lawsuits and claims pending against the company was approximately 35,000, up from approximately 30,000 pending claims at December 31, 2003, due to a lower rate of claim dispositions for non-serious cases than in the comparable earlier period.

Additionally, the company believes that a significant number of those pending cases have exposure dates after the company's 1958 exit from the business, for which the company takes the position that it has no liability or are subject to dismissal because they were filed in improper forums. The company anticipates that cash flows from operations and other sources will be sufficient to meet its asbestos-related obligations on a short-term and long-term basis.

        The company has conducted its annual comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results for the full year, and has concluded that an increase in its reserve for future asbestos-related costs in the amount of $152.6 million is required. In 2003, the company increased its reserve for future asbestos-related costs in the amount of $450.0 million.

  Effective Tax Rate

        Excluding the effects of separately taxed items in both years presented in note (1) below, the company's effective tax rate for the full year 2004 is 26.9% compared with 28.3% in 2003. The lower effective tax rate in 2004 is principally due to a favorable change in the global mix of earnings.

  Outlook—Continued Positive Cash Flows While Growing Underlying Segment Operating Profit

        In 2005, the company expects further execution on its core priorities, resulting in continued free cash flow generation, debt reduction, and increased earnings per share.

        Included in the company's 2005 expectations are the full year impact of BSN on Segment Operating Profit margins and the expected loss of revenue due to the sale of the two European glass plants on January 20, 2005 and the 2004 sale of the company's 20% interest in Consol Limited of South Africa. Start-up costs for the new Windsor, Colorado glass container manufacturing facility, lower pension income, increased costs for transportation and raw material costs, as well as the potential risk of currency devaluation in Venezuela are also factors expected to impact 2005's results.

        More than offsetting these anticipated factors, and resulting in earnings growth, in the coming year the company expects year-over-year unit volume growth, excluding BSN, of approximately 2%, as well as improved pricing. Management also anticipates growth driven by the full year impact of BSN on Segment Operating Profit and cash flow, BSN synergies, improved capital efficiency, and procurement savings. In 2005, the company plans to reduce debt by $300 million as the result of continued strong operating cash flow and the divestiture of two European glass plants, as previously announced.

	Three months ended Dec. 31,
note (1)
	2004	2003
Loss per share from continuing operations	$(0.25)	$(2.70)
Asbestos-related charges and items that management considers not representative of ongoing operations, consistent with Segment Operating Profit:
1) Asbestos-related charges	0.56	1.99
2) Note repurchase premiums and write-off of finance fees	0.13
3) Mark to market of certain commodity futures contracts*	0.07
4) Restructuring of a life insurance program	0.04
5) Australian tax consolidation	(0.22)
6) Italian Specialty restructuring	(0.09)
7) Write-down of equity investment		0.34
8) Write-down of Plastics Packaging assets in Asia Pacific region		0.21
9) Permanent shutdown of Milton, Ontario glass container factory		0.13
10) Permanent shutdown of Perth, Australia glass container factory		0.12
11) Additional loss on the sale of certain closures assets		0.02
Earnings per share from continuing operations before asbestos-related charges and items that management considers not representative of ongoing operations, consistent with Segment Operating Profit	$0.24	$0.11

	Twelve months ended Dec. 31,
note (2)
	2004	2003
Earnings (loss) per share from continuing operations	$1.00	$(2.39)
Dilutive effect of options and other	0.01
Asbestos-related charges and items that management considers not representative of ongoing operations, consistent with Segment Operating Profit:
1) Asbestos-related charges	0.56	1.99
2) Note repurchase premiums and write-off of finance fees	0.13	0.06
3) Restructuring of a life insurance program	0.04
4) Australian tax consolidation	(0.22)
5) Gain on sale of Harlow warehouse	(0.10)
6) Italian Specialty restructuring	(0.09)
7) Mark to market of certain commodity futures contracts*	(0.02)
8) Write-down of equity investment		0.34
9) Loss on sales of notes receivable		0.25
10) Write-down of Plastics Packaging assets in Asia Pacific region		0.21
11) Loss on sale of certain closures assets		0.18
12) Permanent shutdown of Milton, Ontario glass container factory		0.13
13) Permanent shutdown of Perth, Australia glass container factory		0.12
14) Permanent closure of the Hayward California glass container plant		0.12
Earnings per share from continuing operations before asbestos-related charges and items that management considers not representative of ongoing operations, consistent with Segment Operating Profit	$1.31	$1.01

*
The company uses futures contracts for a portion of its forecasted natural gas requirements, in order to limit cost fluctuations. As previously disclosed, and with the concurrence of its independent auditors, through September 30, 2004 the company applied the special hedge accounting rules of FASB No. 133 which permit the change in fair value of futures contracts to be deferred and matched with fluctuations in market prices of the hedged commodity. In connection with its recent internal review under Section 404 of the Sarbanes-Oxley Act of 2002, the company has concluded, with the concurrence of its independent auditors, that certain contracts did not qualify for special hedge accounting. This change did not have a material impact on earnings for the full year 2004. The deferred benefits of certain contracts, amounting to $0.09 per share, will be reflected in the notes to the company's Form 10-K as increases in earnings for each of the first three quarters of 2004. The net effect on the fourth quarter earnings is a reduction of $0.07 per share. These changes have no effect upon the company's cash flows. To the extent the company continues this hedging program in 2005 and later years, it will take the necessary actions to ensure that its program qualifies for special hedge accounting treatment.

OWENS-ILLINOIS, INC.
Condensed Consolidated Results of Operations(a)
(Dollars in millions, except per share amounts)

	Three months ended December 31,
	2004	2003
Revenues:
Net sales	$1,725.7	$1,264.1
Royalties and net technical assistance	6.1	5.5
Equity earnings	5.6	6.9
Interest	5.1	3.1
Other(b)	36.0	10.0

	1,778.5	1,289.6
Costs and expenses:
Manufacturing, shipping, and delivery(c)	1,396.2	1,025.1
Research and development	7.2	9.4
Engineering	7.7	10.9
Selling and administrative(d)	141.9	89.4
Interest(e)	150.5	104.9
Other(f)	181.1	603.3

	1,884.6	1,843.0

Loss from continuing operations before items below	(106.1)	(553.4)
Credit for income taxes(g)	(84.1)	(170.4)
Minority share owners' interests in earnings of subsidiaries	10.7	9.1

Loss from continuing operations	(32.7)	(392.1)
Net earnings (loss) of discontinued operations	54.4	(679.0)

Net earnings (loss)	$21.7	$(1,071.1)

Loss from continuing operations	$(32.7)	$(392.1)
Less convertible preferred stock dividends	(5.4)	(5.4)

Available to common share owners	$(38.1)	$(397.5)

Basic earnings (loss) per share of common stock:
Loss from continuing operations	$(0.26)	$(2.70)
Net earnings (loss) of discontinued operations	0.36	(4.63)

Net earnings (loss)	$0.10	$(7.33)

Weighted average shares outstanding (000s)	149,057	146,974

Diluted earnings (loss) per share of common stock:
Loss from continuing operations	$(0.25)	$(2.70)
Net earnings (loss) of discontinued operations	0.36	(4.63)

Net earnings (loss)	$0.11	$(7.33)

Diluted average shares (000s)(h)	151,311	146,974

(a)
Amounts related to the company's plastic blow-molded container business have been reclassified to discontinued operations as a result of the Plastics Sale.

(b)
Amount for 2004 includes a gain of $31.0 million ($13.1 million after tax) for a restructing in the Italian specialty glass business. The after tax effect of this gain is an increase in earnings per share of $0.09.

(c)
Amount for 2004 includes a loss of $16.2 million ($10.6 million after tax) from the mark to market effect of certain commodity futures contracts. The after tax effect of this adjustment is a decrease in earnings per share of $0.07.

(d)
Amount for 2004 includes a charge of $6.4 million ($5.4 million after tax) for restructuring a life insurance program in order to comply with recent statutory and tax regulation changes. The after tax effect of this charge is a reduction in earnings per share of $0.04.

(e)
Amount for 2004 includes charges of $28.0 million ($18.3 million after tax) for note repurchase premiums and a charge of $2.8 million ($1.8 million after tax) for the write-off of finance fees related to debt that was repaid prior to its maturity. The after tax effect of these charges is a reduction in earnings per share of $0.13.

(f)
Amount for 2004 includes a charge of $152.6 million ($84.9 million after tax) to increase the reserve for estimated future asbestos-related costs. The after tax effect of this charge is a reduction in earnings per share of $0.56.

Amount for 2003 includes charges totaling $590.9 million ($411.9 million after tax) for the following: (1) $50.0 million ($50.0 million after tax) for the write-down of an equity investment in a soda ash mining operation;(2) $450.0 million ($292.5 million after tax) to increase the reserve for estimated future asbestos-related costs; (3) $43.0 million ($30.1 million after tax) for the write-down of Plastics Packaging assets in the Asia Pacific region; (4) $23.9 million ($17.4 million after tax) for the shutdown of the Perth, Australia glass container factory; (5) $20.1 million ($19.5 million after tax) for the shutdown of the Milton, Ontario glass container factory; and (6) $3.9 million ($2.4 million after tax) for an additional loss on the sale of certain closures assets. The after tax effect of these charges is a reduction in earnings per share of $2.81.

(g)
Amount for 2004 includes a benefit of $33.1 million for a tax consolidation in the Australian glass business. The after tax effect of this benefit is an increase in earnings per share of $0.22.

The net after tax effects of these charges on diluted earnings (loss) per share for the three months ended December 31, 2004 and 2003 are as follows:

	2004	2003
Net loss from continuing operations	$(0.25)	$(2.70)
Asbestos-related charges and items that management considers not representative of ongoing operations, consistent with Segment Operating Profit:
Charge for asbestos-related costs	0.56	1.99
Note repurchase premiums and write-off of finance fees	0.13
Mark to market effect of certain commodity futures contracts	0.07
Restructuring of a life insurance program	0.04
Australian tax consolidation	(0.22)
Italian specialty restructuring	(0.09)
Write-down of equity investment		0.34
Write-down of Plastics Packaging assets in the Asia Pacific region		0.21
Shutdown of the Milton, Ontario glass container factory		0.13
Shutdown of the Perth, Australia glass container factory		0.12
Additional loss on the sale of certain closures assets		0.02

Net earnings from continuing operations before items that management considers not representative of ongoing operations	$0.24	$0.11

(h)
Diluted earnings per share of common stock are equal to basic earnings per share of common stock for 2003 due to the net loss.

OWENS-ILLINOIS, INC.
Condensed Consolidated Results of Operations(a)
(Dollars in millions, except per share amounts)

	Year ended December 31,
	2004	2003
Revenues:
Net sales	$6,128.4	$4,975.6
Royalties and net technical assistance	21.1	17.5
Equity earnings	27.8	27.1
Interest	15.3	20.4
Other(b)	70.8	25.2

	6,263.4	5,065.8
Costs and expenses:
Manufacturing, shipping, and delivery(c)	4,918.4	3,967.9
Research and development	25.4	29.9
Engineering	33.6	34.7
Selling and administrative(d)	402.3	320.9
Interest(e)	474.9	429.8
Other(f)	198.5	720.6

	6,053.1	5,503.8

Earnings (loss) from continuing operations before items below	210.3	(438.0)
Provision (credit) for income taxes(g)	5.9	(133.7)
Minority share owners' interests in earnings of subsidiaries	32.9	25.8

Earnings (loss) from continuing operations	171.5	(330.1)
Net earnings (loss) of discontinued operations	64.0	(660.7)

Net earnings (loss)	$235.5	$(990.8)

Earnings (loss) from continuing operations	$171.5	$(330.1)
Less convertible preferred stock dividends	(21.5)	(21.5)

Available to common share owners	$150.0	$(351.6)

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$1.01	$(2.39)
Net earnings (loss) of discontinued operations	0.44	(4.50)

Net earnings (loss)	$1.45	$(6.89)

Weighted average shares outstanding (000s)	147,963	146,914

Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$1.00	$(2.39)
Net earnings (loss) of discontinued operations	0.43	(4.50)

Net earnings (loss)	$1.43	$(6.89)

Diluted average shares (000s)(h)	149,680	146,914

(a)
Amounts related to the company's plastic blow-molded container business have been reclassified to discontinued operations as a result of the Plastics Sale.

(b)
Amount for 2004 includes a second quarter gain of $20.6 million ($14.5 million after tax) for the sale of certain real property. The after tax effect of this gain is an increase in earnings per share of $0.10.

Amount for 2004 includes a fourth quarter gain of $31.0 million ($13.1 million after tax) for a restructing in the Italian specialty glass business. The after tax effect of this gain is an increase in earnings per share of $0.09.

(c)
Amount for 2004 includes a gain of $4.9 million ($3.2 million after tax) from the mark to market effect of certain commodity futures contracts. The after tax effect of this adjustment is an increase in earnings per share of $0.02.

(d)
Amount for 2004 includes a fourth quarter charge of $6.4 million ($5.4 million after tax) for restructuring a life insurance program in order to comply with recent statutory and tax regulation changes. The after tax effect of this charge is a reduction in earnings per share of $0.04.

(e)
Amount for 2004 includes fourth quarter charges of $28.0 million ($18.3 million after tax) for note repurchase premiums and a charge of $2.8 million ($1.8 million after tax) for the write-off of finance fees related to debt that was repaid prior to its maturity. The after tax effect of these charges is a reduction in earnings per share of $0.13.

  Amount for 2003 includes second quarter charges of $13.2 million ($8.2 million after tax) for note repurchase premiums and a charge of $1.3 million ($0.9 million after tax) for the write-off of finance fees related to debt that was repaid prior to its maturity. The after tax effect of these charges is a reduction in earnings per share of $0.06.

(f)
Amount for 2004 includes a fourth quarter charge of $152.6 million ($84.9 million after tax) to increase the reserve for estimated future asbestos-related costs. The after tax effect of this charge is a reduction in earnings per share of $0.56.

  Amount for 2003 includes a second quarter charge of $37.4 million ($37.4 million after tax) from the loss on the sale of long-term notes receivable. The after tax effect of this charge is a reduction in earnings per share of $0.25.

  Amount for 2003 includes third quarter charges of $37.4 million ($23.4 million after tax) for the estimated loss on the sale of certain closures assets and $28.5 million ($17.8 million after tax) for the permanent closure of the Hayward, California glass container factory. The after-tax effect of these two charges is a reduction in earnings per share of $0.28.

  Amount for 2003 includes fourth quarter charges totaling $590.9 million ($411.9 million after tax) for the following: (1) $50.0 million ($50.0 million after tax) for the write-down of an equity investment in a soda ash mining operation; (2) $450.0 million ($292.5 million after tax) to increase the reserve for estimated future asbestos-related costs; (3) $43.0 million ($30.1 million after tax) for the write-down of Plastics Packaging assets in the Asia Pacific region; (4) $23.9 million ($17.4 million after tax) for the shutdown of the Perth, Australia glass container factory; (5) $20.1 million ($19.5 million after tax) for the shutdown of the Milton, Ontario glass container factory; and (6) $3.9 million ($2.4 million after tax) for an additional loss on the sale of certain closures assets. The after tax effect of these charges is a reduction in earnings per share of $2.81.

(g)
Amount for 2004 includes a benefit of $33.1 million for a tax consolidation in the Australian glass business. The after tax effect of this benefit is an increase in earnings per share of $0.22.

        The net after tax effects of these charges on diluted earnings (loss) per share for the year ended December 31, 2004 and 2003 are as follows:

	2004	2003
Net loss from continuing operations	$1.00	$(2.39)
Dilutive effect of options and other	0.01
Asbestos-related charges and items that management considers not representative of ongoing operations, consistent with Segment Operating Profit:
Charge for asbestos-related costs	0.56	1.99
Note repurchase premiums and write-off of finance fees	0.13	0.06
Restructuring of a life insurance program	0.04
Australian tax consolidation	(0.22)
Gain on the sale of certain real property	(0.10)
Mark to market effect of certain commodity futures contracts	(0.02)
Italian specialty restructuring	(0.09)
Write-down of equity investment		0.34
Loss on the sale of notes receivable		0.25
Write-down of Plastics Packaging assets in the Asia Pacific region		0.21
Estimated loss on the sale of certain closures assets		0.16
Shutdown of the Milton, Ontario glass container factory		0.13
Shutdown of the Perth, Australia glass container factory		0.12
Permanent closure of the Hayward, California glass container factory		0.12
Additional loss on the sale of certain closures assets		0.02

Net earnings from continuing operations before items that management considers not representative of ongoing operations	$1.31	$1.01

(h)
Diluted earnings per share of common stock are equal to basic earnings per share of common stock for 2003 due to the net loss.

OWENS-ILLINOIS, INC.
Consolidated Supplemental Financial Data(a)
(Dollars in millions)

	Three months ended December 31,
	2004	2003
Selected Segment Information
Net sales:
Glass Containers	$1,540.0	$1,066.4
Plastics Packaging	185.7	197.7

Segment and consolidated net sales	$1,725.7	$1,264.1

Product Segment Operating Profit(b):
Glass Containers(c)(h)	$194.8	$141.9
Plastics Packaging(d)	19.7	24.3

Product Segment Operating Profit	214.5	166.2
Eliminations and other retained items(e)	(31.0)	(26.9)

Segment Operating Profit	$183.5	$139.3

Selected Cash Flow Information
Depreciation:
Continuing operations	$116.8	$102.5
Discontinued operations	—	20.6

Amortization of intangibles and other deferred items:
Continuing operations	$6.2	$6.5
Discontinued operations	—	1.8

Additions to property, plant, and equipment:
Continuing operations	$168.2	$101.9
Discontinued operations	—	13.6

Asbestos-related payments	$39.8	$41.8

Asbestos-related insurance proceeds	$1.8	$1.6

OWENS-ILLINOIS, INC.
Consolidated Supplemental Financial Data (a)
(Dollars in millions)

	Year ended December 31,
	2004	2003
Selected Segment Information
Net sales:
Glass Containers	$5,366.1	$4,182.9
Plastics Packaging	762.3	792.7

Segment and consolidated net sales	$6,128.4	$4,975.6

Product Segment Operating Profit(b):
Glass Containers(c)(f)(h)	$759.6	$658.8
Plastics Packaging(d)(g)	115.0	98.7

Product Segment Operating Profit	874.6	757.5
Eliminations and other retained items(e)	(102.2)	(91.9)

Segment Operating Profit	$772.4	$665.6

Selected Cash Flow Information
Depreciation:
Continuing operations	$436.0	$391.9
Discontinued operations	49.5	81.2

Amortization of intangibles and other deferred items:
Continuing operations	$23.8	$21.4
Discontinued operations	4.6	7.2

Additions to property, plant, and equipment:
Continuing operations	$436.7	$344.4
Discontinued operations	25.1	87.1

Asbestos-related payments	$190.1	$199.0

Asbestos-related insurance proceeds	$2.2	$6.6

Selected Balance Sheet Information

	Dec. 31, 2004	Dec. 31, 2003
Total debt	$5,360.4	$5,425.5

Share owners' equity	$1,562.8	$1,003.4

Cash	$277.9	$163.4

Short term investments	$27.6	$26.8

(a)
Amounts related to the company's plastic blow-molded container business have been reclassified from the Plastics Packaging segment to discontinued operations as a result of the Plastics Sale.

(b)
Operating Profit consists of consolidated earnings from continuing operations before interest income, interest expense, provision for income taxes and minority share owners' interests in earnings of subsidiaries. Segment Operating Profit excludes amounts related to certain items that management considers not representative of ongoing operations.

  The company presents Operating Profit because management believes that it provides investors with a measure of operating performance without regard to level of indebtedness or other related costs of capital. The most directly comparable GAAP financial measure to Operating Profit is net earnings. The company presents Segment Operating Profit because management uses the measure, in combination with selected cash flow information, to evaluate performance and to allocate resources.

  A reconciliation of segment and consolidated Operating Profit to earnings (loss) from continuing operations is as follows (dollars in millions):

	Three months ended December 31,
	2004	2003
Segment Operating Profit	$183.5	$139.3
Italian specialty glass gain	31.0
Charge for asbestos-related costs	(152.6)	(450.0)
Restructuring of a life insurance program	(6.4)
Mark to market effect of certain commodity futures contracts	(16.2)
Write-down of equity investment		(50.0)
Write-down of Plastics Packaging assets in the Asia Pacific region		(43.0)
Shutdown of the Perth, Australia glass container factory		(23.9)
Shutdown of the Milton, Ontario glass container factory		(20.1)
Additional loss on the sale of certain closures assets		(3.9)

Consolidated Operating Profit (Loss)	39.3	(451.6)
Interest income	5.1	3.1
Interest expense	(150.5)	(104.9)
Credit for income taxes	84.1	170.4
Minority share owner's interests in earnings of subsidiaries	(10.7)	(9.1)

Loss from continuing operations	$(32.7)	$(392.1)

	Year ended December 31,
	2004	2003
Segment Operating Profit	$772.4	$665.6
Gain on the sale of certain real property	20.6
Italian specialty glass gain	31.0
Mark to market effect of certain commodity futures contracts	4.9
Charge for asbestos-related costs	(152.6)	(450.0)
Restructuring of a life insurance program	(6.4)
Write-down of equity investment		(50.0)
Write-down of Plastics Packaging assets in the Asia Pacific region		(43.0)
Shutdown of the Perth, Australia glass container factory		(23.9)
Loss on the sale of notes receivable		(37.4)
Estimated loss on the sale of the certain closures assets		(37.4)
Permanent closure of the Hayward, California glass container factory		(28.5)
Shutdown of the Milton, Ontario glass container factory		(20.1)
Additional loss on the sale of certain closures assets		(3.9)

Consolidated Operating Profit (Loss)	669.9	(28.6)
Interest income	15.3	20.4
Interest expense	(474.9)	(429.8)
(Provision) credit for income taxes	(5.9)	133.7
Minority share owner's interests in earnings of subsidiaries	(32.9)	(25.8)

Earnings (loss) from continuing operations	$171.5	$(330.1)

(c)
Amount for 2004 excludes a gain of $31.0 million for a restructing in the Italian specialty business.

  Amount for 2003 excludes charges of $50.0 million for the write-down of an equity investment in a soda ash mining operation, $23.9 million for the shutdown of the Perth, Australia glass container factory, and $20.1 million for the shutdown of the Milton, Ontario glass container factory.

(d)
Amount for 2003 excludes charges of $43.0 million for the write-down of Plastics Packaging assets in the Asia Pacific region, and $3.9 million for an additional loss on the sale of certain closures assets.

(e)
Amount for 2004 excludes charges of $152.6 million to increase the reserve for estimated future asbestos-related costs, and $6.4 million for restructuring a life insurance program in order to comply with recent statutory and tax regulation changes.

  Amount for 2003 excludes a charge of $450.0 million to increase the reserve for estimated future asbestos-related costs.

(f)
Amount for 2004 excludes a gain of $20.6 million for the sale of certain real property.

  Amount for 2003 excludes charges of $37.4 million for the loss on the sale of long-term notes receivable and $28.5 million for the permanent closure of the Hayward, California glass container factory.

(g)
Amount for 2003 excludes a charge of $37.4 million for the estimated loss on the sale of certain closures assets.

(h)
The company uses futures contracts for a portion of its forecasted natural gas requirements, in order to limit cost fluctuations. As previously disclosed, and with the concurrence of its independent auditors, through September 30, 2004 the company applied the special hedge accounting rules of FASB No.133 which permit the change in fair value of futures contracts to be deferred and matched with fluctuations in market prices of the hedged commodity. In connection with its recent internal review under Section 404 of the Sarbanes-Oxley Act of 2002, the company has concluded, with the concurrence of its independent auditors, that certain contracts did not qualify for special hedge accounting. This change resulted in a gain of $4.9 million for the full year 2004 and a loss of $16.2 million for the fourth quarter of 2004. The difference of $21.1 million will be reflected in the notes to the company's Form 10-K as increases in pretax earnings for each of the first three quarters of 2004. These changes have no effect upon the company's cash flows. To the extent the company continues this hedging program in 2005 and later years, it will take the necessary actions to ensure that its program qualifies for special hedge accounting treatment.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

        The summary selected consolidated financial data of Owens-Illinois presented below relates to each of the five years in the period ended December 31, 2003. The financial data for each of the three years in the period ended December 31, 2003 were derived from Owens-Illinois' audited consolidated financial statements. The financial data for each of the two years in the period ended December 31, 2000 and 1999 were derived from unaudited consolidated financial statements. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, both of which are contained in our Current Report on Form 8-K filed with the SEC on November 22, 2004 and incorporated by reference in this prospectus.

	Years ended December 31,
	2003	2002	2001	2000	1999
	(Dollar amounts in millions)
Consolidated operating results(a):
Net sales	$4,975.6	$4,621.2	$4,343.7	$4,513.2	$4,576.0
Other revenue(b)	90.2	110.0	599.2	253.0	253.3

	5,065.8	4,731.2	4,942.9	4,766.2	4,829.3
Costs and expenses:
Manufacturing, shipping and delivery	3,967.9	3,572.9	3,359.3	3,533.4	3,572.1
Research, engineering, selling, administrative and other(c)	1,106.1	848.6	572.4	1,259.4	470.9
Interest expense(d)	429.8	372.2	360.3	395.2	349.9

Earnings (loss) from continuing operations before items below	(438.0)	(62.5)	650.9	(421.8)	436.4
Provision (credit) for income taxes(e)	(133.7)	(49.8)	266.4	(164.0)	147.4
Minority share owners' interests in earnings of subsidiaries	25.8	25.5	19.5	20.7	11.7

Earnings (loss) from continuing operations before cumulative effect of accounting change	(330.1)	(38.2)	365.0	(278.5)	277.3
Net earnings (loss) of discontinued operations	(660.7)	38.0	(8.4)	8.8	21.0
Cumulative effect of accounting change(f)		(460.0)

Net earnings (loss)	$(990.8)	$(460.2)	$356.6	$(269.7)	$298.3

	Years ended December 31,
	2003	2002	2001	2000	1999
	(Dollar amounts in millions, except per share data)
Basic net earnings per share of common stock:
Earnings (loss) from continuing operations	$(2.39)	$(0.41)	$2.36	$(2.06)	$1.66
Net earnings (loss) of discontinued operations	(4.50)	0.26	(0.06)	0.06	0.14
Cumulative effect of accounting change		(3.14)

Net (loss) earnings	$(6.89)	$(3.29)	$2.30	$(2.00)	$1.80

Weighted average shares outstanding (thousands)	146,914	146,616	145,456	145,983	153,804

Diluted net earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(2.39)	$(0.41)	$2.36	$(2.06)	$1.65
Net earnings (loss) of discontinued operations	(4.50)	0.26	(0.06)	0.06	0.14
Cumulative effect of accounting change		(3.14)

Net earnings (loss)	$(6.89)	$(3.29)	$2.30	$(2.00)	$1.79

Weighted diluted average shares (thousands)	146,914	146,616	145,661	145,983	155,209

Other data:
The following are included in net earnings from continuing operations:
Depreciation	$391.9	$353.4	$335.9	$404.4	$395.7
Amortization of goodwill			55.9	58.6	61.3
Amortization of intangibles	21.4	21.5	21.8	17.9	22.4
Amortization of deferred finance fees (included in interest expense)	14.4	16.1	15.0	8.2	6.5
Balance sheet data (at end of period):
Working capital (current assets less current liabilities)	$758	$590	$756	$764	$837
Total assets	9,531	9,869	10,107	10,343	10,756
Total debt	5,426	5,346	5,401	5,850	5,939
Share owners' equity	1,003	1,671	2,152	1,883	2,350

(a)
Amounts related to Owens-Illinois' plastic blow-molded container business have been reclassified to discontinued operations as a result of the Plastics Sale.

(b)
Amount for 2001 includes: (1) a gain of $457.3 million ($284.4 million after tax) related to the sale of the Harbor Capital Advisors business and (2) gains totaling $13.1 million ($12.0 million after tax) related to the sale of the label business and the sale of a minerals business in Australia.

  Amount for 1999 includes gains totaling $40.8 million ($23.6 million after tax and minority share owners' interests) related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia.

(c)
Amount for 2003 includes charges totaling $694.2 million ($490.5 million after tax) for the following: (1) $37.4 million (pretax and after tax) for the loss on the sale of long-term notes receivable; (2) $37.4 million ($23.4 million after tax) for the estimated loss on the sale of certain closures assets; (3) $28.5 million ($17.8 million after tax) for the permanent closure of the Hayward, California glass container factory; (4) $450.0 million ($292.5 million after tax) to increase the reserve for estimated future asbestos-related costs; (5) $50.0 million (pretax and after tax) write-down of an equity investment in a soda ash mining operation; (6) $43.0 million ($30.1 million after tax) for the write-down of Plastics Packaging assets in the Asia Pacific region; (7) $23.9 million ($17.4 million after tax) for the shutdown of the Perth, Australia glass container factory; (8) $20.1 million ($19.5 million after tax) for the shutdown of the Milton, Ontario glass container factory; and (9) $3.9 million ($2.4 million after tax) for an additional loss on the sale of certain closures assets.

  Amount for 2002 includes $475.0 million ($308.8 million after tax) to increase the reserve for estimated future asbestos-related costs.

  Amount for 2001 includes charges totaling $133.7 million ($109.2 million after tax and minority share owners' interests) for the following: (1) charges of $66.1 million ($55.3 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (2) a charge of $31.0 million (pretax and after tax) related to the loss on the sale of the company's facilities in India; (3) charges of $28.7 million ($18.0 million after tax) related to special employee benefit programs; and (4) a charge of $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business.

  Amount for 2000 includes charges totaling $791.9 million ($509.1 million after tax and minority share owner's interests) for the following: (1) $550.0 million ($342.1 million after tax) to increase the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interests) related to the consolidation of manufacturing capacity; (3) a net charge of $46.0 million ($28.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pre tax and after tax) related to the impairment of property, plant and equipment at the company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs.

  Amount for 1999 includes charges totaling $20.8 million ($14.0 million after tax and minority share owners' interests) related principally to restructuring costs and write-offs of certain assets in Europe and Latin America.

(d)
Amount for 2003 includes a charge of $13.2 million ($8.2 million after tax) for note repurchase premiums.

  Amount for 2001 includes a net interest charge of $4.0 million ($2.8 million after tax) related to interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture.

  Includes additional interest charges for the write off of unamortized deferred financing fees related to the early extinguishment of debt as follows: 2003—$1.3 million ($0.9 million after tax); 2002—$9.1 million ($5.7 million after tax); 2001—$4.7 million ($2.9 million after tax); 1999—$0.9 million ($0.6 million after tax).

(e)
Amount for 2001 includes a $6.0 million charge to adjust tax liabilities in Italy as a result of a change in legislation.

  Amount for 2000 includes a benefit of $9.3 million to adjust net income tax liabilities in Italy as a result of recent legislation.

(f)
On January 1, 2002, the company adopted Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). As required by FAS No. 142, the company changed its method of accounting for goodwill and discontinued amortization of goodwill effective January 1, 2002. Also as required by FAS No. 142, the transitional goodwill impairment loss of $460.0 million is recognized as the cumulative effect of a change in method of accounting.

RISK FACTORS

        You should carefully consider the following risks in addition to the other information set forth or incorporated by reference in this prospectus before making an investment in the common stock.

  Substantial Leverage—Our substantial indebtedness could adversely affect our financial health.

        We have a significant amount of debt. As of December 31, 2004, we had approximately $5.4 billion of total consolidated debt outstanding, which includes our subsidiary borrowers' obligations of approximately $0.8 billion of secured indebtedness under our subsidiary borrowers' secured credit agreement.

        This substantial indebtedness could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  increase our vulnerability to interest rate increases for the portion of the unhedged debt under our subsidiary borrowers' secured credit agreement;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the rigid packaging market;

  •
  place us at a competitive disadvantage relative to our competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants in the documents governing our indebtedness, among other things, our ability to borrow additional funds.

  Ability to Service Debt—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes depends on our ability to generate cash in the future. Similarly, the ability of guarantors of our outstanding indebtedness to make payments on and refinance their indebtedness will depend on their ability to generate cash in the future. Neither we nor such guarantors can assure you that any of us will generate sufficient cash flow from operations, or that future borrowings will be available under our subsidiary borrowers' secured credit agreement, in an amount sufficient to enable any of us to pay our indebtedness, or to fund other liquidity needs. If short term interest rates increase, our debt service cost will increase because some of our debt is subject to short term variable interest rates. At December 31, 2004, our debt subject to variable interest rates, including fixed rate debt swapped to variable rate, represented approximately 41% of our total debt. Our annual interest expense for 2004, on a pro forma basis assuming the BSN Acquisition had occurred on January 1, 2004, and excluding fourth quarter charges for note repurchase premiums and the write off of finance fees, would have been $498.6 million.

        We, our subsidiaries and the guarantors of our and our subsidiaries' indebtedness may need to refinance all or a portion of such indebtedness on or before maturity. If we, our subsidiaries or such guarantors are unable to generate sufficient cash flow and are unable to refinance or extend outstanding borrowings on commercially reasonable terms or at all, we, our subsidiaries and such guarantors may have to take one or more of the following actions:

  •
  reduce or delay capital expenditures planned for replacements, improvements and expansions;

  •
  sell assets;

  •
  restructure debt; and/or

  •
  obtain additional debt or equity financing.

        We cannot assure you that we, our subsidiaries or such guarantors could effect or implement any of these alternatives on satisfactory terms, if at all.

  Debt Restrictions—We may not be able to finance future needs or adapt our business plans to changes because of restrictions contained in our subsidiary borrowers' secured credit agreement and the indentures and instruments governing other indebtedness.

        Our subsidiary borrowers' secured credit agreement, the indentures governing our senior notes and debentures, the indentures governing the indebtedness of our subsidiaries and certain of the agreements governing other indebtedness contain affirmative and negative covenants that limit the ability of Owens-Illinois and its subsidiaries, to take certain actions. For example, some of these indentures restrict, among other things, the ability of the issuer and its restricted subsidiaries to borrow money, pay dividends on, or redeem or repurchase, stock, make investments, create liens, enter into certain transactions with affiliates and sell certain assets or merge with or into other companies. These restrictions could adversely affect our and our subsidiaries' ability to operate our businesses and may limit our and our subsidiaries' ability to take advantage of potential business opportunities as they arise.

        Failure to comply with these or other covenants and restrictions contained in our subsidiary borrowers' secured credit agreement, the indentures or agreements governing other indebtedness could result in a default under those agreements, and the debt under those agreements, together with accrued interest, could then be declared immediately due and payable. If a default occurs under our subsidiary borrowers' secured credit agreement, the lenders could cause all of the outstanding debt obligations under such secured credit agreement to become due and payable, which would result in a default under the outstanding debt securities of Owens-Illinois and certain of its subsidiaries and could lead to an acceleration of obligations related to these obligations. A default under the secured credit agreement of our subsidiary borrowers, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

  Debt Obligations—We are dependent on the cash flow from our subsidiaries to meet our obligations. Cash flow from our subsidiaries may be restricted.

        Owens-Illinois' operations are conducted principally through indirectly owned operating subsidiaries, and therefore the company is dependent on the cash flow of its subsidiaries to meet its obligations, which are substantial. Owens-Illinois has obligations to make payments on outstanding public debt securities, to pay dividends on outstanding preferred stock, to satisfy claims of persons for exposure to asbestos-containing products and related expenses and to pay other ordinary-course obligations. Although cash flow from our subsidiaries may be available through dividends and payments on intercompany indebtedness, certain outstanding indebtedness of our subsidiaries and the secured credit agreement restrict the payment of dividends to us as well as payments on intercompany indebtedness. In addition, under applicable law, our subsidiaries may be limited in the amount that they are permitted to pay to us as dividends on their capital stock. These legal and contractual restrictions could limit the amount of cash flow available to the company to meet its substantial obligations.

  Asbestos-Related Contingent Liability—We have made, and will continue to make, substantial payments to satisfy claims of persons alleging exposure to asbestos-containing products and we may need to record additional charges in the future for estimated asbestos-related costs. These substantial payments have affected and will continue to affect our cost of borrowing and our ability to pursue acquisitions.

        We are one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust from asbestos fibers. From 1948 to 1958, one of our former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. We exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

        The company believes that its ultimate asbestos-related liability (i.e., its indemnity payments or other claim disposition costs plus related legal fees) cannot be estimated with certainty. Beginning with the initial liability of $975 million established in 1993, the company has accrued a total of $2.85 billion through 2004, before insurance recoveries, for its asbestos-related liability. The company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy.

        The company conducted a comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results of operations for the year ended December 31, 2004 and concluded that an increase in its reserve for future asbestos-related costs in the amount of $152.6 million is required.

        The ultimate amount of distributions which may be required to be made by the company to fund the company's asbestos-related payments cannot be estimated with certainty. The company's reported results of operations for 2003 were materially affected by the $450 million fourth-quarter charge and asbestos-related payments continue to be substantial. Any possible future additional charge would likewise materially affect the company's results of operations in the period in which it might be recorded. Also, the continued use of significant amounts of cash for asbestos-related costs has affected and will continue to affect the cost of borrowing for the company and its subsidiaries and their ability to pursue global or domestic acquisitions.

  Funded Status of Pension Plan—Recognition of a minimum pension liability may cause a significant reduction in net worth.

        Due to broad declines in the stock market, the fair values of the assets in our U.S. pension plans have declined during the last several years. Statement of Financial Accounting Standards ("FAS") No. 87, "Accounting for Pensions," requires balance sheet recognition of a minimum liability if the fair value of plan assets is less than the accumulated benefit obligation ("ABO") at the end of the year. The fair values of our U.S. pension plans exceeded the ABO at December 31, 2004; therefore, no recognition of a minimum liability was required. However, if the ABO of any pension plan exceeds the fair value of its assets at the next measurement date of December 31, 2005, Owens-Illinois will be required to write off the related prepaid pension asset and record a liability equal to the excess of ABO over the fair value of the asset of such plan at the next measurement date of December 31, 2005. The resulting noncash charge would not reduce reported earnings. It would be recorded directly as a decrease in the Accumulated Other Comprehensive Income component of share owner's equity. While

Owens-Illinois cannot estimate the minimum liability with any certainty at this time, it believes that the required adjustment would significantly reduce Owens-Illinois' net worth. For Owens-Illinois' major pension plan in the United Kingdom, the ABO exceeded the plan's assets at December 31, 2004. The required adjustment on a cumulative basis, after tax effect, reduced net worth at December 31, 2004 by $132.8 million. Even if the fair values of the U.S. plans' assets are less than ABO at December 31, 2005, Owens-Illinois believes it will not be required to make cash contributions to the U.S. plans for at least several years.

  Goodwill—A significant write down of goodwill would have a material adverse effect on our reported results of operations and net worth.

        On January 1, 2002, Owens-Illinois adopted FAS No. 142. Owens-Illinois no longer amortizes goodwill, but reviews its goodwill balance for impairment at least once a year using the business valuation methods required by FAS No. 142. These methods include the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of Owens-Illinois' reporting units. Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write down goodwill for the amount of impairment. If a significant write down is required, the charge would have a material adverse effect on Owens-Illinois' reported results of operations and net worth.

  International Operations—We are subject to risks associated with operating in foreign countries.

        Owens-Illinois operates manufacturing and other facilities throughout the world. Net sales from international operations totaled approximately $4.7 billion, representing approximately 68% of Owens'-Illinois' net sales from continuing operations on a pro forma basis after giving effect to the BSN Acquisition for the year ended December 31, 2004. As a result of its international operations, Owens-Illinois are subject to risks associated with operating in foreign countries, including:

  •
  political, social and economic instability;

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  war, civil disturbance or acts of terrorism;

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  taking of property by nationalization or expropriation without fair compensation;

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  changes in government policies and regulations;

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  devaluations and fluctuations in currency exchange rates;

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  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

  •
  imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

  •
  hyperinflation in certain foreign countries; and

  •
  impositions or increase of investment and other restrictions or requirements by foreign governments.

        The unusually severe economic, market and/or currency exchange conditions in South America adversely affected operating results in 2001, 2002 and 2003. In addition, Owens-Illinois was negatively affected in 2003 by weakness in certain South American currencies, which reduced U.S. dollar sales by South American operations by approximately $29 million. The risks associated with operating in foreign countries may have a material adverse effect on operations.

  Competition—We face intense competition from other glass container producers, as well as from makers of alternative forms of packaging. Competitive pressures could adversely affect our financial health.

        We are subject to significant competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. We compete with each of our rigid packaging competitors on the basis of price, quality, service and the marketing attributes of the container and the closure. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or to use an alternative form of packaging. Our principal competitors among glass container producers in the U.S. are Saint-Gobain Containers Co., a wholly-owned subsidiary of Compagnie de Saint-Gobain, and Anchor Glass Container Corporation.

        In supplying glass containers outside of the U.S., we compete directly with Compagnie de Saint-Gobain in Italy and Brazil, Rexam plc and Ardagh plc in the U.K., Vetropack in the Czech Republic and Amcor Limited in Australia. In other locations in Europe, we compete indirectly with a variety of glass container firms including Compagnie de Saint-Gobain, Vetropack and Rexam plc.

        In addition to competing with other large, well-established manufacturers in the glass container segment, we compete with manufacturers of other forms of rigid packaging, principally aluminum cans and plastic containers, on the basis of quality, price and service. The principal competitors producing metal containers are Crown Cork & Seal Company, Inc., Rexam plc, Ball Corporation and Silgan Holdings Inc. The principal competitors producing plastic containers are Consolidated Container Holdings, LLC, Graham Packaging Company, Plastipak Packaging, Inc. and Silgan Holdings Inc. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of juice customers.

        Pressures from competitors and producers of alternative forms of packaging have resulted in excess capacity in certain countries in the past and have led to significant pricing pressures in the rigid packaging market.

  High Energy Costs—Higher energy costs worldwide and interrupted power supplies may have a material adverse effect on operations.

        Electrical power and natural gas are vital to our operations and we rely on a continuous power supply to conduct our business. In 2003, higher energy costs worldwide impacted our glass container operations and earnings at a level that we did not anticipate, resulting in an increase of approximately $80.9 million in energy costs over 2002. Energy cost have continued to increase in 2004 resulting in an increase of approximately $20.7 million over 2003. If energy costs substantially increase in the future, we could experience a significant increase in operating costs, which may have a material adverse effect on future operating income.

  Integration Risks—Owens-Illinois may not be able to effectively integrate BSN or future businesses it acquires.

        In addition to the BSN Acquisition, Owens-Illinois is considering strategic transactions, including acquisitions, that will complement, strengthen and enhance growth in its worldwide glass and plastics packaging operations. We are evaluating a number of these transactions on a preliminary basis but it is not certain that any of these transactions will advance beyond the preliminary stages or be completed. The BSN Acquisition and strategic transactions, including any future acquisitions, are subject to various risks and uncertainties, including:

  •
  the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which are located in diverse geographic regions) and achieve expected synergies;

  •
  the potential disruption of existing business and diversion of management's attention from day-to-day operations;

  •
  the inability to maintain uniform standards, controls, procedures and policies;

  •
  the need or obligation to divest portions of the acquired companies; and

  •
  the potential impairment of relationships with customers.

        In addition, we cannot assure you that the integration and consolidation of newly acquired businesses, including BSN, will achieve anticipated cost savings and operating synergies.

  Customer Consolidation—The continuing consolidation of Owens-Illinois' customer base may intensify pricing pressures and have a material adverse effect on operations.

        Over the last ten years, many of Owens-Illinois' largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of Owens-Illinois' business with its largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from Owens-Illinois customers may have a material adverse effect on operations.

  Seasonality and Raw Materials—Profitability could be affected by varied seasonal demands and the availability of raw materials.

        Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, sales of Owens-Illinois' products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year, while shipments in South America and the Asia Pacific region are typically greater in the first and fourth quarters of the year. Unseasonably cool weather during peak demand periods can reduce demand for certain beverages packaged in Owens-Illinois' containers.

        The raw materials that Owens-Illinois uses have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. These shortages, as well as material increases in the cost of any of the principal raw materials that Owens-Illinois uses, may have a material adverse effect on operations.

  Environmental Risks—Owens-Illinois is subject to various environmental legal requirements and may be subject to new legal requirements in the future. These requirements may have a material adverse effect on operations.

        Owens-Illinois' operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. Such legal requirements frequently change and vary among jurisdictions. Owens-Illinois' operations and properties, both in the U.S. and abroad, must comply with these legal requirements. These requirements may have a material adverse effect on operations.

        Owens-Illinois has incurred, and expects to incur, costs for its operations to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations), and criminal sanctions for violations. These legal requirements may apply to conditions at properties that Owens-Illinois presently or formerly owned or operated, as well as at other properties for which Owens-Illinois may be responsible, including those at which wastes attributable to Owens-Illinois were disposed. A significant order or judgment against Owens-Illinois, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

        A number of governmental authorities both in the U.S. and abroad have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials, and/or limitations on certain kinds of packaging materials such as plastics. In addition, some companies with packaging needs have responded to such developments, and/or to perceived environmental concerns of consumers, by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of Owens-Illinois products, and/or increase Owens-Illinois' costs, which may have a material adverse effect on operations.

  Labor Relations—Some employees of Owens-Illinois and certain of its subsidiaries are unionized or represented by workers' councils.

        Owens-Illinois is a party to a number of collective bargaining agreements with labor unions, several of which will expire in 2005, and which at December 31, 2003, covered approximately 88% of Owens-Illinois' union-affiliated employees in the U.S. Upon the expiration of any collective bargaining agreement, if Owens-Illinois is unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. In addition, a large number of Owens-Illinois' employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such employment rights require Owens-Illinois to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, most of Owens-Illinois' employees in Europe are represented by workers' councils that must approve any changes in conditions of employment, including salaries and benefits and staff changes, and may impede efforts to restructure Owens-Illinois' workforce. Although Owens-Illinois believes that it has a good working relationship with its employees, if Owens-Illinois' employees were to engage in a strike or other work stoppage, Owens-Illinois could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on operations.

  The price of Owens-Illinois common stock may be volatile and subject to wide fluctuations.

        The trading price of our common stock has fluctuated significantly since our initial public offering in 1991. The price of our common stock could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the risk factors above, as well as:

  •
  actual or anticipated fluctuations in operating results;

  •
  changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

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  our, or a competitor's, announcement of new products, services or innovations; and

  •
  the operating and stock price performance of other comparable companies.

        General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect the price of our common stock. For these reasons, investors should not rely on recent trends to predict future prices of our common stock or financial results.

  Our issuance of preferred stock could adversely affect holders of common stock.

        Our board of directors is authorized to issue additional series of preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.

  Anti-Takeover Provisions—Certain provisions of our certificate of incorporation, bylaws and the Delaware General Corporate Law may have possible anti-takeover effects.

        Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

  •
  permit the board of directors to increase its own size and fill the resulting vacancies;

  •
  provide for a board composed of three classes of directors with each class serving a staggered three-year term; and

  •
  authorize the issuance of additional shares of preferred stock in one or more series without a stockholder vote.

        In addition, subject to certain exceptions, Section 203 of the Delaware General Corporate Law also imposes restrictions on certain business combinations between us and certain holders of 15% or more of our common stock.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange under the symbol "OI". The following table sets forth on a per share basis the high and low closing sales prices on the New York Stock Exchange for our common stock for the periods indicated.

	High	Low
Year ended December 31, 2002:
First Quarter	$17.00	$9.98
Second Quarter	$19.19	$13.74
Third Quarter	$14.00	$10.50
Fourth Quarter	$15.70	$10.01
Year ended December 31, 2003:
First Quarter	$15.50	$7.98
Second Quarter	$13.91	$8.50
Third Quarter	$14.46	$10.53
Fourth Quarter	$12.40	$10.77
Year ended December 31, 2004:
First Quarter	$14.02	$10.98
Second Quarter	$16.78	$13.56
Third Quarter	$16.90	$14.01
Fourth Quarter	$23.83	$15.56
Year ended December 31, 2005:
First Quarter (through February 2, 2005)	$23.75	$20.64

         The last reported sale price of our common stock on February 2, 2005 on the New York Stock Exchange was $23.75 per share. As of February 2, 2005, there were approximately 1,376 registered holders of record of our common stock. No dividends have been declared or paid since our initial public offering in December 1991. We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. In addition, payment of dividends by us to holders of our common stock is restricted by our subsidiary borrowers' secured credit agreement and the indentures relating to the OBGC senior notes. Any future determination to pay dividends our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

FORWARD LOOKING STATEMENTS

        This prospectus supplement includes and incorporates by reference "forward-looking statements," as defined by federal securities laws, with respect to Owens-Illinois' financial condition, results of operations and business and its expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "likely," "will," "would," "could" and similar expressions or phrases identify forward-looking statements.

        All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

        Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: (1) foreign currency fluctuations relative to the U.S. dollar, (2) changes in capital availability or cost, including interest rate fluctuations, (3) the general political, economic and competitive conditions in markets and countries where Owens-Illinois and its affiliates have operations, including disruptions in the supply chain, competitive pricing pressures, inflation or deflation, and changes in tax rates and laws, (4) consumer preferences for alternative forms of packaging, (5) fluctuations in raw material and labor costs, (6) availability of raw materials, (7) costs and availability of energy, (8) transportation costs, (9) consolidation among competitors and customers, (10) the ability of Owens-Illinois to integrate operations of acquired businesses and achieve expected synergies, (11) unanticipated expenditures with respect to environmental, safety and health laws, (12) the performance by customers of their obligations under purchase agreements and (13) the timing and occurrence of events which are beyond our and our affiliates control, including events related to asbestos-related claims. It is not possible to foresee or identify all such factors. Any forward-looking statements in this document are based on certain assumptions and analyses made by the company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the company continually reviews trends and uncertainties affecting the company's results of operations and financial condition, the company does not intend to update any particular forward-looking statements contained in this document.

USE OF PROCEEDS

        Owens-Illinois will not receive any of the proceeds from the sale of the shares by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares of common stock offered by this prospectus supplement.

SELLING STOCKHOLDER

        The following table sets forth information concerning ownership of our common stock by the selling stockholder as of February 2, 2005 before this offering and after giving effect to this offering.

        Unless otherwise indicated, the address of each person named below in the table and its corresponding notes is c/o Kohlberg Kravis Roberts & Co., 9 West 57th Street, Suite 4200, New York, New York 10019. The amounts and percentages of our shares beneficially owned and reported are on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. The percentages in the table below are based on 161,434,243 shares of common stock which reflects the amount actually outstanding on February 2, 2005.

				Number of Shares Beneficially Owned After the Sale of Shares Hereunder
	Shares Beneficially Owned
Name and Address of Beneficial Owner			Number of Shares to be Sold Hereunder
	Number	%		Number	%
KKR Associates, L.P.(1)	2,526,500	1.6	1,640,465	886,035	*

*
Less than one percent.

(1)
Shares shown as owned by KKR Associates, L.P. are owned of record by two limited partnerships of which KKR Associates, L.P. is the sole general partner and as to which it possesses sole voting and investment power. The two limited partnerships are OII Associates, L.P., which owns 2,466,559 shares of common stock and KKR Partners II, L.P., which owns 59,941 shares of common stock. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership. Messrs. Michelson and Greene sit on Owens-Illinois' board of directors. Mr. Michelson is the chairman of our board's Compensation Committee. Mr. Greene is a member of our board's Compensation Committee and Nominating/Corporate Governance Committee. Messrs. Michelson and Greene are members of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., of which KKR Associates, L.P. is an affiliate, which provides management, consulting and financial services to the company for an annual fee. In 2003 the payment for the management fee and expenses was $2,226,720. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of Owens-Illinois, as needed from time to time.

CERTAIN ERISA CONSIDERATIONS

        The following discussion is a summary of certain considerations associated with the purchase of our common stock by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the ERISA or the Code, and (iii) entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, an "ERISA Plan").

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving "plan assets" with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

        Because of the nature of our business as an operating company, it is not likely that we would be considered a party in interest or a disqualified person with respect to any ERISA Plan other than one which we sponsor or to which we contribute or that our assets would be considered to be "plan assets" of any such ERISA Plan. However, a prohibited transaction within the meaning of ERISA and the Code may result if our common stock is acquired by an ERISA Plan to which an underwriter is a party in interest and such acquisition is not entitled to an applicable exemption.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common shares on behalf of, or with the assets of, any ERISA Plan, consult with their counsel regarding the matters described herein.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The Secured Credit Agreement

        On October 7, 2004, certain of our subsidiaries entered into the third amended and restated secured credit agreement, which provides revolving and term loan facilities to certain subsidiaries of OI Group.

  Revolving Facility

        The secured credit agreement provides a revolving facility to OBGC and OI Plastic Products FTS Inc. (collectively, the "Domestic Borrowers") and certain other foreign subsidiaries (as described below) in an aggregate revolving loan amount of $600.0 million (inclusive of the subfacilities described below, the "Revolving Facility"). Each Domestic Borrower is jointly and severally liable for loans made to the other Domestic Borrower under the Revolving Facility. The Revolving Facility also includes:

  •
  a $20.0 million subfacility (the "U.K. Subfacility") available to one of OI Group's U.K. subsidiaries (the "U.K. Borrower");

  •
  a $440.0 million subfacility (the "Australian Subfacility") available to certain of OI Group's Australian subsidiaries (the "Australian Borrowers");

  •
  a $10.0 million subfacility (the "Canadian Subfacility") available to one of OI Group's Canadian subsidiaries (the "Canadian Borrower"); and

  •
  a $63.0 million subfacility (the "Italian Subfacility") available to one of OI Group's Italian subsidiaries (the "Italian Borrower").

        Each Australian Borrower is jointly and severally liable for the obligations of each other Australian Borrower under the Australian Subfacility. In addition, the Revolving Facility includes a $350.0 million letter of credit subfacility available to the Domestic Borrowers and the Australian Borrowers and certain overdraft facilities.

        The Revolving Facility expires on April 1, 2007. As of December 31, 2004, revolving loans of $30.1 million were outstanding under the revolving facility under the previous secured credit agreement and $165.0 million of issued but undrawn letters of credit were outstanding.

        Loans under the Revolving Facility bear interest, generally at the applicable borrower's option, at:

  •
  the higher of (A) the prime rate or (B) 50 basis points over an averaged federal funds rate, plus in either case 125 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.0:1, 150 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is 3.0:1 or greater but less than 3.5:1, or 175 basis points, if the applicable leverage ratio is greater than or equal to 3.5:1; or

  •
  a reserve adjusted Eurodollar rate plus 225 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.0:1, 250 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is 3.0:1 or greater but less than 3.5:1, or 275 basis points, if the applicable leverage ratio is greater than or equal to 3.5:1.

  Term Loans

        The Term Loans ("Term Loans") include the following:

  •
  a $315.0 million term loan to one of the Australian Borrowers, ACI Operations Pty Limited (the "Tranche A1 Term Loan");

  •
  a $226.8 million term loan to OBGC (the "Tranche B1 Term Loan");

  •
  a $190.6 million term loan to BSN (the "Tranche C1 Term Loan"); and

  •
  a €47.5 million term loan to BSN (the "Tranche C2 Term Loan").

        The Tranche A1 Term Loan matures on April 1, 2007 and all other Term Loans mature on April 1, 2008. Scheduled principal repayment dates for the Tranche A1 Term Loan occur on April 1, 2006, October 1, 2006 and April 1, 2007, and the principal amount of such loan payable on each such date is $20.7 million, $45.6 million and $248.7 million, respectively. Scheduled principal repayment dates for the Tranche B1 Term Loans occur on October 1, 2007 and April 1, 2008, and the principal amount of such loan payable on each such date is $5.5 million and $221.3 million, respectively. The Tranche C1 Term Loan has only one balloon payment of $190.6 million scheduled to occur April 1, 2008. Scheduled principal repayment dates for the Tranche C2 Term Loan occur on October 1, 2007 and April 1, 2008, and the principal amount of such loan payable on each such date is €1.8 million and €45.7 million, respectively.

        The Term Loans (other than the Tranche C2 Term Loan) bear interest, generally at the applicable borrower's option, at:

  •
  the higher of (A) the prime rate or (B) 50 basis points over an averaged federal funds rate, plus in either case 150 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.75:1, or 175 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is greater than or equal to 3.75:1; or

  •
  a reserve adjusted Eurodollar rate plus 250 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.75:1, or 275 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is greater than or equal to 3.75:1.

        The Tranche C2 Term Loan bears interest, generally, at a rate per annum for Euro deposits (as determined in accordance with the secured credit agreement) plus 250 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.75:1, or 275 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is greater than or equal to 3.75:1.

        Each Domestic Borrower has guaranteed the obligations of each other borrower under the secured credit agreement (including the offshore subfacilities). In addition, the Revolving Facility (including the offshore subfacilities) and the Term Loans are guaranteed by OI Group and substantially all other direct and indirect domestic subsidiaries of OI Group. The U.K. Borrower has guaranteed the obligations of the Australian Borrowers, the Canadian Borrower, the Italian Borrower and BSN under the secured credit agreement. In addition, certain wholly-owned subsidiaries of the U.K. Borrower organized in England and Wales (the "U.K. Guarantors") have guaranteed the obligations of the U.K. Borrower under the U.K. Subfacility and under U.K. Borrower's guaranty of the Australian Borrowers', the Italian Borrower's, and the Canadian Borrower's obligations under their respective subfacilities and of BSN's obligations under the Tranche C1 Term Loan and the Tranche C2 Term Loan and each UK Guarantor has guaranteed the obligations of each other UK Guarantor under such guaranty; the Australian Borrowers and certain wholly-owned Australian subsidiaries of the Australian Borrowers (collectively, the "Australian Guarantors") have jointly and severally guaranteed the obligations of the Australian Borrowers under the Australian Subfacility and of ACI in its capacity as an Australian Borrower under the Tranche A1 Term Loan; and OI Europe SAS, substantially all of the subsidiaries of BSN, and the Australian Guarantors have also guaranteed the obligations of BSN under the Tranche C1 Term Loan and the Tranche C2 Term Loan.

        The secured credit agreement (including the Revolving Facility and the Term Loans) and the domestic guaranties of the secured credit agreement, subject to certain exceptions and limitations, are secured on a first priority basis by substantially all of the assets of OI Group and substantially all of the assets of substantially all present and future direct and indirect domestic subsidiaries of OI Group, including the stock and intercompany debt of such subsidiaries (other than OI General FTS Inc.). In addition, (i) the U.K. Subfacility and the guaranties of the U.K. Borrower and U.K. Guarantors are secured by substantially all of the assets of the U.K. Borrower and U.K. Guarantors, (ii) the Australian Subfacility, the Tranche A1 Term Loan and the guaranties of the Australian Borrowers and the Australian Guarantors are secured by substantially all of the assets of the Australian Borrowers and the Australian Guarantors, and (iii) the Tranche C1 Term Loan and the Tranche C2 Term Loan made to BSN are secured by a pledge by OI Europe SAS of BSN's shares and by certain assets, including certain real property and shares, of BSN and certain subsidiaries of BSN. Domestic real property with an acquisition cost or insurable value of less than $25.0 million has generally been excluded. The secured credit agreement also requires under certain circumstances certain additional existing and future subsidiaries to guaranty the secured credit agreement and grant security interests in their assets to secure the secured credit agreement. The secured credit agreement and related collateral documents provide that, subject to certain conditions, the domestic guaranties and liens supporting the secured credit agreement may be shared from time to time with specified types of other obligations owing to lenders or affiliates of lenders party to the secured credit agreement incurred or guaranteed by OI Group or its subsidiaries as lending facilities and interest rate and currency agreements and certain other indebtedness permitted by the secured credit agreement.

        Loans and commitments under the secured credit agreement are subject to mandatory prepayment and reduction under certain circumstances from excess cash flow and from proceeds of permitted asset sales, the sale or issuance of permitted debt securities and the incurrence of certain permitted indebtedness, the sale or issuance of certain equity securities, and from insurance and condemnation proceeds, in each case received by OI Group and/or OI Group's subsidiaries (with certain exceptions for non-U.S. subsidiaries), and in some cases by Owens-Illinois. Voluntary prepayment of any of the loans under the secured credit agreement is permitted in whole or in part with prior notice without premium or penalty (except with respect to the Term Loans as set forth below and subject to funding losses), subject to limitations as to minimum amounts. If any tranche of the Terms Loans is repaid in full prior to June 21, 2005 as a result of a voluntary or mandatory prepayment with the proceeds of new term loans under the secured credit agreement that have an applicable rate that is less than the rate currently calculated using the applicable margin for such tranche of Term Loan as of the date of the secured credit agreement, a certain prepayment premium would apply to any such prepayment.

        The secured credit agreement contains covenants and provisions that, among other things, restrict the ability of OI Group and its subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into contingent obligations, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by OI Group and its subsidiaries, engage in certain transactions with affiliates and otherwise restrict certain corporate activities.

        In addition, the secured credit agreement contains financial covenants that require OI Group and its subsidiaries to maintain, based upon the financial statements of Owens-Illinois and its subsidiaries on a consolidated basis, the following financial ratios and tests:

  •
  the fixed charge coverage ratio (the ratio of cash flow available for fixed charges to fixed charges) must be at least 1.15 to 1.0 as of the last day of each fiscal quarter through September 30, 2005, at least 1.30 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2006, at least 1.5 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2007, and at least 1.7 to 1.0 as of the last day of each fiscal quarter thereafter through March 31, 2008;

  •
  the leverage ratio (the ratio of total debt to credit agreement EBITDA) may not exceed 5.0 to 1.0 as of the last day of each fiscal quarter through September 30, 2005, may not exceed 4.65 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2006, may not exceed 4.3 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2007, and may not exceed 3.95 to 1.0 as of the last day of each fiscal quarter thereafter through March 31, 2008; and

  •
  capital expenditures may not exceed $550.0 million in any fiscal year, plus, solely in the case of the 2003, 2004 and 2005 fiscal years, an additional amount not to exceed in the aggregate for all such years of $130.0 million expended for certain purposes set forth in the secured credit agreement.

        Events of default under the secured credit agreement include, among other matters: (1) any failure to pay principal when due or to reimburse letters of credit when reimbursement is due, or to pay interest, fees or other amounts within five days after the date due; (2) any failure by Owens-Illinois or any of its subsidiaries to pay when due principal or interest on certain indebtedness that gives rise to a right of acceleration, and other breaches or defaults by Owens-Illinois or its subsidiaries under such indebtedness similarly giving rise to acceleration rights; (3) the breach by OI Group or certain of its subsidiaries of certain covenants, representations or warranties in the secured credit agreement; (4) any other default by OI Group or certain subsidiaries under the secured credit agreement that has not been remedied or waived within 30 days of the requisite notice; (5) certain events of bankruptcy, insolvency or dissolution of Owens-Illinois, OI Group, any borrower or any material subsidiary, and certain material judgments entered against the same; (6) a change of control of Owens-Illinois, OI Group or OBGC as defined in the secured credit agreement; (7) certain ERISA and pension-related matters and liabilities; (8) material impairment of the guarantees or the collateral security; and (9) certain changes in the activities of Owens-Illinois and certain other subsidiaries of OI Group.

Senior Secured Notes due 2009, 2011 and 2012 and Senior Notes due 2013 and 2014

        In January 2002, OBGC issued $1.0 billion of 8 7/8% Senior Secured Notes due 2009. In November 2002, OBGC issued $450.0 million of 8 3/4% Senior Secured Notes due 2012 and in December 2002, OBGC issued an additional $175.0 million of 8 3/4% Senior Secured Notes due 2012. In May 2003, OBGC issued $450.0 million of 7 3/4% Senior Secured Notes due 2011 and $450.0 million of 8 1/4% Senior Notes due 2013. On December 1, 2004, OBGC issued $400 million of 6 3/4% Senior Notes due 2014 and €225 million of 6 3/4% Senior Notes due 2014. The senior secured notes and the senior notes are senior obligations of OBGC and rank pari passu in right of payment with all current and future senior debt of OBGC, including its obligations under the secured credit agreement. The guarantees of the senior secured notes and the senior notes rank equal in right of payment to the guarantees of OI Group and the subsidiary guarantors of their existing and future senior obligations, including their obligations under the secured credit agreement. The terms of the senior secured notes and the senior notes are substantially similar, except that the senior secured notes and the guarantees thereof are secured.

Indebtedness of Owens-Illinois

        Owens-Illinois has issued the following outstanding public debt securities:

    $112 million of 7.15% Senior Notes due 2005
    $300 million of 8.10% Senior Notes due 2007
    $250 million of 7.35% Senior Notes due 2008
    $250 million of 7.50% Senior Debentures due 2010
    $250 million of 7.80% Senior Debentures due 2018

        Owens-Illinois obligations under these outstanding public debt securities are guaranteed on a subordinated basis by OI Group and Owens-Brockway Packaging Inc. ("OI Packaging"). The guarantees and the outstanding public debt securities are secured by a second priority lien on the intercompany debt owed to and capital stock owned by OI Group and OI Packaging.

        The guarantees by OI Group and OI Packaging are subordinated to the prior payment in full in cash of all obligations of the guarantors under the secured credit agreement, the senior secured notes and the senior notes. Each of OI Group and OI Packaging will be released and relieved of any obligations under its guarantee of Owens-Illinois' outstanding public debt securities (1) in the event of a sale or other disposition of all or substantially all of the assets of such guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of its capital stock, to a person that is not a subsidiary of Owens-Illinois or (2) at the discretion of Owens-Illinois in the event that the guarantor is no longer a guarantor of our obligations under the secured credit agreement.

        The security interests securing Owens-Illinois' outstanding public debt securities will terminate and the collateral will be released upon the earlier of:

    •
    payment in full of all obligations under the secured credit agreement and the cancellation or termination of the secured credit agreement and related letters of credit and the written election of OI Group and OI Packaging; and

    •
    the first date on which the pledged collateral no longer secures any obligations under the secured credit agreement and upon the written election of OI Group and OI Packaging.

        In addition, lenders under the secured credit agreement have the ability to direct the collateral agent to release the collateral upon the approval of the requisite percentage of lenders under the secured credit agreement.

DESCRIPTION OF COMMON STOCK

        Pursuant to the company's restated certificate of incorporation, the company is authorized to issue 250,000,000 shares of common stock, par value $.01 per share, of which 161,434,243 were outstanding as of February 2, 2005.

        Each holder of common stock is entitled to one vote for each share held of record on all matters as to which stockholders are entitled to vote. There are no cumulative voting rights in the election of directors. The quorum required at any stockholders meeting for consideration of any matter is a majority of the issued and outstanding shares of our common stock, represented in person or by proxy.

        In the event of a liquidation, dissolution or winding-up of the company, the holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock.

        Holders of common stock have no preemptive rights. No shares of common stock are subject to redemption, sinking fund or conversion provisions.

        The restated certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as practicable. The restated certificate of incorporation prohibits action by written consent of stockholders. A director may be removed without cause either by (i) a majority vote of the directors then in office (including for purposes of calculating the number of directors then in office, the director subject to such removal vote) or (ii) 80% of the capital stock entitled to vote for the election of directors. Additionally, the provision relating to the classified board may be amended only upon the vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors.

        The common stock is listed on the New York Stock Exchange under the symbol "OI." The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

DESCRIPTION OF PREFERRED STOCK

        Under our restated certificate of incorporation, shares of preferred stock may be issued from time to time, in one or more classes or series, as authorized by the board of directors, generally without the approval of stockholders. We currently have 9,050,000 shares of convertible preferred stock, par value $.01 per share, issued and outstanding.

        The convertible preferred stock is senior to the common stock with respect to dividends and liquidation events. Annual cumulative dividends of $2.375 per share are payable in cash quarterly. The convertible preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock at an initial conversion rate of 0.9491 shares of common stock for each share of convertible preferred stock, subject to adjustments based on certain events. The convertible preferred stock may be redeemed only in shares of common stock of Owens-Illinois at the option of Owens-Illinois at predetermined redemption prices plus accrued and unpaid dividends, if any, to the redemption date.

        Holders of the convertible preferred stock have no voting rights, except as required by applicable law and except that among other things, whenever accrued and unpaid dividends on the convertible preferred stock are, equal to or exceed the equivalent of six quarterly dividends payable on the convertible preferred stock, such holders will be entitled to elect two directors to our board of directors until the dividend arrearage has been paid or amounts have been set apart for such payment. In addition, certain changes that would be materially adverse to the rights of holders of the convertible preferred stock cannot be made without the vote of holders of two-thirds of the outstanding convertible preferred stock.

MATERIAL UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder, but is not a complete analysis of all of the potential tax consequences related thereto. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or any other entity taxable as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders. In addition, it does not address tax considerations applicable to an investor's particular circumstances or to investors who may be subject to special treatment under the United States federal income tax laws (including, without limitation, if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," corporation that accumulates earnings to avoid United States federal income tax, bank or other financial institution, insurance company, tax-exempt organization, dealer in securities or commodities, trader, person that owns (or is deemed to own) more than five percent of our company (except as specifically set forth below), person who holds our common stock as part of a hedge, straddle, conversion transaction or other risk reduction transaction, or person deemed to sell our common stock under the constructive sale provisions of the Code). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. In addition, we have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in such partnership or member in such entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partnership or other pass-through entity holding our common stock, or a partner in such partnership or member in such entity, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the holder's holding period for our common stock.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe that we are not currently and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes. If we are or become a "United States property holding corporation," so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

        Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K, Lehman Brothers Inc. has agreed to purchase from the selling stockholder 1,640,465 shares of common stock.

        The underwriting agreement provides that the underwriter's obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholder to the underwriter are true;

  •
  there is no material change in the financial markets; and

  •
  we and the selling stockholder deliver customary closing documents to the underwriter.

Commissions and Expenses

        The following table summarizes the underwriting discounts the selling stockholder will pay to the underwriter. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays to the selling stockholder for the shares.

Discounts
Per share	$0.15
Total	$246,069.75

        The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriter, at such offering price less a selling concession not in excess of $0.05 per share. After the offering, the underwriter may change the offering price and other selling terms.

        Pursuant to the terms of the Registration Rights Agreement, dated as of March 17, 1987, among us, the selling stockholder and certain of its affiliates, we have agreed to pay all expenses in connection with the offering, other than the underwriting discounts incurred by the selling stockholder.

Indemnification

        We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

        The underwriter may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase in the offering, which creates the short position. The underwriter may close out any short position by purchasing shares in the open market.

  •
  Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions created by the offering.

        These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter, prospective investors may be allowed to place orders online. The underwriter may agree with the selling stockholder to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on the underwriter's web site and any information contained in any other web site maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us, the selling stockholder or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

        The underwriter and its related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for the selling stockholder by Latham & Watkins LLP, San Francisco, California. Certain partners and former partners of Latham & Watkins LLP, members of their families and related persons, have an indirect interest, through limited partnerships, in less than 1% of our common stock. These persons do not have the power to vote or dispose of such shares of our common stock.

        Certain legal matters relating to this offering will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP, New York, New York. Simpson Thacher & Bartlett LLP has from time to time acted as counsel to the company and its subsidiaries and Kohlberg Kravis Roberts & Co. L.P., an affiliate of the selling stockholder, in certain matters.

EXPERTS

        The consolidated financial statements of Owens-Illinois, Inc. for each of the three years ended December 31, 2003, incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the SEC on November 22, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included thereon and incorporated herein by reference in reliance on such report, given on the authority of such firm as experts in accounting and auditing.

36,000,000 Shares

OWENS-ILLINOIS, INC.
Common Stock

        This prospectus relates to 36,000,000 shares of our common stock that may be offered for sale or otherwise transferred from time to time by the selling stockholder.

        The selling stockholder may offer its shares of common stock from time to time through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder.

        Our common stock is listed on the New York Stock Exchange under the symbol "OI." The last reported sale price of our common stock on the New York Stock Exchange on October 21, 2003 was $11.35 per share.

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 3 of this prospectus.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities commission nor has the Securities and Exchange commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 23, 2003.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder is not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

        This prospectus includes forward looking statements. We have based these forward looking statements on our current expectations and projections about future events. These forward looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed under the section entitled "Risk Factors" and the following:

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  foreign currency fluctuations relative to the U.S. dollar;

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  change in capital availability or cost, including interest rate fluctuations;

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  general political, economic and competitive conditions in markets and countries where we have operations or sell products, including competitive pricing pressures, inflation or deflation, and changes in tax rates;

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  consumer preferences for alternative forms of packaging;

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  fluctuations in raw material and labor costs;

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  availability of raw materials;

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  costs and availability of energy;

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  transportation costs;

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  consolidation among competitors and customers;

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  the ability to integrate operations of acquired businesses;

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  unanticipated expenditures with respect to environmental, safety and health laws;

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  performance by customers of their obligations under supply agreements; and

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  timing and occurrence of events, including events related to asbestos-related claims, which are beyond our control.

        We caution you that although we believe that the assumptions on which the forward looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward looking statements also could be materially incorrect. In light of these and other uncertainties, you should not regard the inclusion of a forward looking statement in this prospectus as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on these forward looking statements. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this prospectus might not occur.

THE COMPANY

        Unless otherwise specified or the context requires otherwise, reference in this prospectus to the "Company," "Owens-Illinois," "we," "us" or "our" refers to Owens-Illinois, Inc. and its direct and indirect subsidiaries on a consolidated basis.

        We are one of the world's leading manufacturers of packaging products. We are the largest manufacturer of glass containers in North America, South America, Australia and New Zealand, and one of the largest in Europe. In addition, we are the leading manufacturer in North America of plastic containers, plastic closures and plastic prescription containers. We also have plastics packaging operations in South America, Europe, Australia and New Zealand. Consistent with our strategy to continue to strengthen our existing packaging businesses, we have acquired 18 glass container businesses in 18 countries since 1991, including businesses in North America, South America, Central and Eastern Europe and the Asia Pacific region, and 7 plastics packaging businesses with operations in 12 countries.

        We believe that we are a technological leader in the worldwide glass container and plastics packaging segments of the rigid packaging market. During the five years ended December 31, 2002, we invested more than $2.3 billion in capital expenditures (excluding acquisitions) and more than $362 million in research, development and engineering to, among other things, improve labor and machine productivity, increase capacity in growing markets and commercialize technology into new products.

        A more detailed description of our business is contained in our Annual Report on Form 10-K which we have incorporated by reference in this prospectus.

        Our principal executive office is located at One SeaGate, Toledo, Ohio 43666 and our telephone number at that address is (419) 247-5000.

RISK FACTORS

        You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, including the documents incorporated by reference, before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

  Funded Status of Pension Plans—Recognition of a minimum pension liability may cause a significant reduction in net worth.

        Due to broad declines in the stock market, the fair values of the assets in our U.S. pension plans have declined during the last several years. Statement of Financial Accounting Standards No. 87, "Accounting for Pensions," requires balance sheet recognition of a minimum liability if the fair value of plan assets is less than the accumulated benefit obligation ("ABO") at the end of the year. The fair values of our U.S. pension plans' assets exceeded the ABO at December 31, 2002; therefore, no recognition of a minimum liability was required. However, if the fair values of the U.S. plans' assets at December 31, 2003 decrease or if the discount rate used to calculate the ABO decreases, we may be required to write off most of our prepaid pension asset ($925.5 million at December 31, 2002) and record a liability equal to the excess of ABO over the fair value of the assets at December 31, 2003. The resulting noncash charge would not reduce reported earnings. It would be recorded directly as a decrease in the Accumulated Other Comprehensive Income component of share owner's equity. While we cannot estimate the minimum liability with any certainty at this time, we believe that the required adjustment would significantly reduce our net worth. For our major pension plan in the United Kingdom, the ABO exceeded the plan's assets at December 31, 2002. The required adjustment, after tax effect, reduced net worth at December 31, 2002 by $91.5 million. Even if the fair values of the U.S. plans' assets are less than ABO at December 31, 2003, we believe that we will not be required to make cash contributions to the U.S. plans for at least several years.

  Goodwill—A significant write down of goodwill would have a material adverse effect on our reported results of operations and net worth.

        On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). We no longer amortize goodwill, but we review our goodwill balance for impairment at least once a year using the business valuation methods required by FAS No. 142. These methods include the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of our reporting units. Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a noncash charge against results of operations to write down goodwill for the amount of impairment. If a significant write down is required, the charge would have a material adverse effect on our reported results of operations and net worth.

  International Operations—We are subject to risks associated with operating in foreign countries.

        We operate manufacturing and other facilities throughout the world. Net sales from international operations totaled approximately $2.6 billion representing approximately 46% of our net sales for the year ended December 31, 2002. As a result of our international operations, we are subject to risks associated with operating in foreign countries, including:

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  political, social and economic instability;

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  war, civil disturbance or acts of terrorism;

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  taking of property by nationalization or expropriation without fair compensation;

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  changes in government policies and regulations;

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  devaluations and fluctuations in currency exchange rates;

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  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

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  imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

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  hyperinflation in certain foreign countries; and

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  impositions or increase of investment and other restrictions or requirements by foreign governments.

        The unusually severe economic market and/or currency exchange conditions in South America, Europe and the Asia Pacific region adversely affected operating results in 1999, 2000 and 2001. A national strike in Venezuela in December 2002 adversely affected operations and forced us to idle two factories in that country. In addition, we were negatively affected in 2002 by weakness in certain South American currencies, which reduced U.S. dollar sales and earnings of foreign affiliates in that region. The risks associated with operating in foreign countries may have a material adverse effect on operations.

  Competition—We face intense competition from other glass container producers, as well as from makers of alternative forms of packaging. Competitive pressures could adversely affect our financial health.

        We are subject to significant competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. We compete with each of our rigid packaging competitors on the basis of price, quality, service and the marketing attributes of the container. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or to use an alternative form of packaging. For example, during 2001, our sales of glass containers for juice and iced tea products in the U.S. declined by approximately $27.0 million due to conversions from glass to plastic containers. Our principal competitors among glass container producers in the U.S. are Saint-Gobain Containers Co., a wholly-owned subsidiary of Compagnie de Saint-Gobain, and Anchor Glass Container Corporation.

        In supplying glass containers outside of the U.S., we compete directly with Compagnie de Saint-Gobain in Italy and Brazil, Rexam plc and Ardagh plc in the U.K., Vetropack in the Czech Republic and Amcor Limited in Australia. In other locations in Europe, we compete indirectly with a variety of glass container firms including Compagnie de Saint-Gobain, BSN Glasspack, Vetropack and Rexam plc.

        In addition to competing with other large, well-established manufacturers in the glass container segment, we compete with manufacturers of other forms of rigid packaging, principally aluminum cans and plastic containers, on the basis of quality, price and service. The principal competitors producing metal containers are Crown Holdings Inc., Rexam plc, Ball Corporation and Silgan Holdings Inc. The principal competitors producing plastic containers are Consolidated Container Holdings, LLC, Graham Packaging Company, Plastipak Packaging, Inc. and Silgan Holdings Inc. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of juice customers.

        Pressures from competitors and producers of alternative forms of packaging have resulted in excess capacity in certain countries in the past and have led to significant pricing pressures in the rigid packaging market.

  High Energy Costs—Higher energy costs worldwide may have a material adverse effect on operations.

        Electrical power and natural gas are vital to our operations and we rely on a continuous power supply to conduct our business. In the first nine months of 2003, higher energy costs worldwide impacted our operations and earnings at a level that we did not anticipate, resulting in an increase of approximately $74.2 million in energy costs compared to the first nine months of 2002. If energy costs substantially increase in the future, we could experience a significant increase in operating costs, which may have a material adverse effect on future operating income.

  Integration Risks—We may not be able to effectively integrate businesses we acquire.

        Consistent with past practice, we are considering strategic transactions, including acquisitions, that will complement, strengthen and enhance growth in our worldwide glass and plastics packaging operations. We are evaluating a number of these transactions on a preliminary basis but are not certain that any of these transactions will advance beyond the preliminary stages or be completed. Any recent or future acquisitions are subject to various risks and uncertainties, including:

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  the inability to assimilate effectively the operations, products, technologies and personnel of the acquired companies (some of which are located in diverse geographic regions);

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  the potential disruption of existing business and diversion of management's attention from day-to-day operations;

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  the inability to maintain uniform standards, controls, procedures and policies;

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  the need or obligation to divest portions of the acquired companies; and

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  the potential impairment of relationships with customers.

        In addition, we cannot assure you that the integration and consolidation of newly acquired businesses will achieve anticipated cost savings and operating synergies.

  Customer Consolidation—The continuing consolidation of our customer base may intensify pricing pressures and have a material adverse effect on operations.

        Over the last ten years, many of our largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of our business with our largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from our customers may have a material adverse effect on operations.

  Seasonality and Raw Materials—Profitability could be affected by varied seasonal demands and the availability of raw materials.

        Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, sales of our products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year, while shipments in South America and the Asia Pacific region are typically greater in the first and fourth quarters of the year. Unseasonably cool weather during peak demand periods can reduce demand for certain beverages packaged in our containers.

        The raw materials that we use have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays.

These shortages, as well as material increases in the cost of any of the principal raw materials that we use, may have a material adverse effect on operations.

  Environmental Risks—We are subject to various environmental legal requirements and may be subject to new legal requirements in the future. These requirements may have a material adverse effect on operations.

        Our operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. Such legal requirements frequently change and are different in every jurisdiction. Our operations and properties, both in the U.S. and abroad, must comply with these legal requirements. These requirements may have a material adverse effect on operations.

        We have incurred, and expect to incur, costs for our operations to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations), and criminal sanctions for violations. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to us were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

        A number of governmental authorities both in the U.S. and abroad have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials, and/or limitations on certain kinds of packaging materials such as plastics. In addition, some companies with packaging needs have responded to such developments, and/or to perceived environmental concerns of consumers, by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of our products, and/or increase our costs, which may have a material adverse effect on operations.

  Labor Relations—We are party to collective bargaining agreements with labor unions. Organized strikes or work stoppages by unionized employees may have a material adverse effect on operations.

        We are party to a number of collective bargaining agreements with labor unions, several of which will expire in 2005, and which at December 31, 2002, covered approximately 96% of our union-affiliated employees in the U.S. Upon the expiration of any collective bargaining agreement, if we are unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, we could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on operations.

  Asbestos-Related Contingent Liability—We have made, and will continue to make, substantial payments to satisfy claims of persons alleging exposure to asbestos-containing products and we may need to record additional charges in the future for estimated asbestos-related costs. These substantial payments have affected and will continue to affect our cost of borrowing and our ability to pursue acquisitions.

        We are one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust from asbestos fibers. From 1948 to 1958, one of our former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. We exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

        We believe that our ultimate asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty. In 1993, we established a liability of $975 million to cover indemnity payments and legal fees associated with the resolution of outstanding and expected future asbestos lawsuits and claims. In 1998, an additional liability of $250 million was established. During the third quarter of 2000, we established an additional liability of $550 million to cover our estimated indemnity payments and legal fees arising from outstanding asbestos personal injury lawsuits and claims and asbestos personal injury lawsuits and claims expected to be filed in the ensuing several years. In early March 2002, we initiated a comprehensive review to determine whether further adjustment of asbestos-related liabilities was appropriate. At the conclusion of this review in April, we determined that an additional charge of $475 million would be appropriate to adjust the reserve for estimated future asbestos-related costs. Our ability to reasonably estimate our liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy.

        We expect to complete a comprehensive review of our asbestos-related liabilities and costs in connection with finalizing and reporting our results for 2003, and annually thereafter, unless significant changes in trends or new developments warrant an earlier review. If the results of this annual comprehensive review indicate that the existing amount of the accrued liability is insufficient to cover our estimated liabilities, then we will record an appropriate charge to increase the accrual.

        Our ultimate legal and financial liability in respect to the lawsuits and proceedings referred to above cannot be estimated with certainty. Our reported results of operations for 2002 were materially affected by the $475 million first-quarter charge and any possible future additional accrual would likewise materially affect our results of operations in the period in which it might be recorded. Cash payments for asbestos-related costs were $221.1 million in 2002 and $157.2 million in the first nine months of 2003. The continued use of significant amounts of cash for asbestos-related costs has affected and will continue to affect our cost of borrowing and our ability to pursue global or domestic acquisitions.

Risks Relating to Our Indebtedness

  Substantial Leverage—Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

        We have a significant amount of debt. As of September 30, 2003, we had approximately $5.5 billion of total consolidated debt outstanding. Our ratio of earnings to fixed charges was 1.0x for the year ended December 31, 2002, and our ratio of earnings to combined fixed charges and preferred stock dividends was 1.0x for the year ended December 31, 2002.

        This substantial indebtedness could have important consequences to you. For example, it could:

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the rigid packaging market;

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  place us at a competitive disadvantage relative to our competitors that have less debt; and

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  limit, along with the financial and other restrictive covenants in the documents governing our indebtedness, among other things, our ability to borrow additional funds.

  Ability to Service Debt and Preferred Stock—To service our indebtedness and to make preferred stock dividend payments, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, to make quarterly dividend payments of $5.4 million on 9,050,000 shares of our $2.375 convertible preferred stock, and to fund working capital, capital expenditures, acquisitions and other development efforts depends on our ability to generate cash in the future. We cannot assure you that we will generate sufficient cash flow from operations, or that future borrowings will be available under our secured credit agreement, in an amount sufficient to enable us to pay our indebtedness, to make our preferred stock dividend payments, or to fund other liquidity needs. If short term interest rates increase, our debt service cost will increase because some of our debt is subject to short term variable interest rates. Our annual interest expense for 2002, on a pro forma basis assuming we had issued, at the beginning of 2002, the 8 1/4% Senior Notes due 2013 and the 7 3/4% Senior Secured Notes due 2011, and further assuming that all of such notes, the 8 3/4% Senior Secured Notes due 2012 and the 8 7/8% Senior Secured Notes due 2009 had been outstanding at the beginning of 2002, would have been $486.7 million. Based on the amount of variable rate debt outstanding during 2002, after giving pro forma effect to the issuance of the 8 1/4% Senior Notes due 2013, the 7 3/4% Senior Secured Notes due 2011, the 8 7/8% Senior Secured Notes due 2009 and the 8 3/4% Senior Secured Notes due 2012, a 1% increase in variable interest rates for 2002 would have increased our annual pro forma interest expense by $14.4 million to $501.1 million.

        We may need to refinance all or a portion of our indebtedness on or before maturity. If we are unable to generate sufficient cash flow and are unable to refinance or extend outstanding borrowings on commercially reasonable terms or at all, we may have to:

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  reduce or delay capital expenditures planned for replacements, improvements and expansions;

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  sell assets;

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  restructure debt; and/or

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  obtain additional debt or equity financing.

        We cannot assure you that we could effect or implement any of these alternatives on satisfactory terms, if at all.

  Debt Restrictions—We may not be able to finance future needs or adapt our business plans to changes because of restrictions placed on us by our secured credit agreement, our indentures and the instruments governing other indebtedness.

        Our secured credit agreement, our indentures and certain of the agreements governing other indebtedness contain affirmative and negative covenants that limit our ability to take certain actions. For example, the indentures restrict, among other things, our ability to borrow money, pay dividends on, or redeem or repurchase, stock, make investments, create liens, enter into certain transactions with affiliates and sell certain assets or merge with or into other companies. These restrictions could adversely affect our ability to operate our businesses and may limit our ability to take advantage of potential business opportunities as they arise.

        Failure to comply with these or other covenants and restrictions contained in the secured credit agreement, our indentures or agreements governing other indebtedness could result in a default under those agreements, and the debt under those agreements, together with accrued interest, could then be declared immediately due and payable. If a default occurs under the secured credit agreement, the lenders could cause all of the outstanding debt obligations under the secured credit agreement to become due and payable. A default under the secured credit agreement, our indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

Risks Relating to Our Common Stock

  Possible Dilution—Future sales of substantial amounts of our common stock, or the perception that such sales may occur, could adversely affect the trading price for our stock and our ability to raise funds in new stock offerings.

        Actual sales of additional amounts of our common stock, or the perception that such sales could occur, might adversely affect the value of our common stock. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could also impair our ability to raise capital through the sale of our equity securities. As of October 9, 2003, our Restated Certificate of Incorporation permitted the issuance of up to 250 million shares of our common stock, approximately 147.8 million shares of our common stock were outstanding and approximately 19.2 million shares of our common stock were issuable upon exercise of outstanding stock options and conversion of preferred stock. Thus, we have the ability to issue substantial amounts of our common stock in the future.

  Anti-Takeover Provisions—Certain provisions of our certificate of incorporation, bylaws and Delaware General Corporate Law may have possible anti-takeover effects.

        Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

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  permit the board of directors to increase its own size and fill the resulting vacancies;

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  provide for a board composed of three classes of directors with each class serving a staggered three-year term; and

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  authorize the issuance of up to an additional 40,950,000 shares of preferred stock in one or more series without a shareholder vote.

        In addition, Section 203 of the Delaware General Corporate Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

        Dividends—We have never paid dividends and do not intend to do so in the near future.

        We have never paid any cash dividends on our common stock and we do not have any present intention to commence payment of any cash dividends. We intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and to repay outstanding indebtedness. In addition, we are currently restricted from declaring and paying cash dividends on, or repurchasing, our common stock under some covenants contained in our debt agreements.

USE OF PROCEEDS

        All of the shares of common stock offered by this prospectus are being offered by the selling stockholder. For information about the selling stockholder, see "Selling Stockholder." We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

SELLING STOCKHOLDER

        We originally issued and sold the 36,000,000 shares of common stock covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act to three limited partnerships, of which KKR Associates, L.P. is the sole general partner and as to which it possesses sole voting and investment power. It may from time to time offer and sell pursuant to this prospectus any and all of the common stock. Our registration of the common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of the shares of common stock.

        The following table sets forth, to our knowledge, with respect to the selling stockholder (i) the number of shares of common stock beneficially owned as of October 9, 2003 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold in this offering, and (iii) the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered hereby:

	Shares of Common Stock Owned Prior to the Offering			Shares of Common Stock to be Owned After the Offering(1)
			Number of Shares of Common Stock Offered Hereby
Selling Stockholder
	Number	%		Number	%
KKR Associates, L.P.(2)	36,000,000	24.4%	36,000,000	0	0

(1)
For purposes of this table, we have assumed that the selling stockholder will sell all shares covered by this prospectus.

(2)
Shares shown as owned by KKR Associates, L.P. are owned of record by three limited partnerships of which KKR Associates, L.P. is the sole general partner and as to which it possesses sole voting and investment power. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H.Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership. Messrs. Roberts, Michelson, Greene and Gilhuly sit on our board of directors. Messrs. Roberts, Michelson and Gilhuly are members of our board's Executive Committee, Mr. Michelson is the chairman of our board's Compensation Committee and Messrs. Greene and Gilhuly are members of our board's Compensation Committee. Messrs. Michelson, Greene and Gilhuly are members of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., of which KKR Associates, L.P. is an affiliate, which provides management, consulting and financial services to the Company for an annual fee. In 2002 the payment for the management fee and expenses was $2,024,291. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as needed from time to time.

        Except as noted above, the selling stockholder has not had, within the past three years, any position, office, or other material relationship with us or any of our affiliates. The selling stockholder identified above may have sold, transferred, or otherwise disposed of a portion of its common stock since the date on which it provided information regarding its common stock to us.

        Only the selling stockholder identified above who beneficially owns the common stock set forth opposite its name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell common stock pursuant to the registration statement.

        Pursuant to a registration rights agreement entered into by the selling stockholder and us, KKR Associates, L.P. has the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act the shares of common stock held by it. Such registration rights will generally be available to KKR Associates, L.P. until registration is no longer required to enable them to resell their common stock. KKR Associates, L.P. has exercised its rights under this registration rights agreement and requested that we register the shares of common stock covered by this prospectus. The registration rights agreement provides, among other things, that we will pay all expenses in connection with any such registration, other than underwriting discounts and selling commissions.

PLAN OF DISTRIBUTION

        The purpose of this prospectus is to permit the selling stockholder or its pledgees, donees, transferees or other successors in interest (collectively, the "selling stockholder") to offer for sale or to sell shares of common stock covered by this prospectus at such time and at such prices as each, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

        The selling stockholder may sell or distribute some or all of its shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of these transactions. In addition, the selling stockholder may sell or distribute some or all of its shares of common stock in a transaction involving an underwriter. Such transactions may be effected by the selling stockholder at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholder (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. The selling stockholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholder may enter into hedging transactions with broker-dealers and, in connection with these transactions, broker-dealers may engage in short sales of the shares.

        If the applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any agents, dealers or underwriters employed by the selling stockholder in connection with such sale, and any applicable commissions or discounts with respect to a particular offer. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously described in the registration statement or any material change to such information in the registration statement.

        The selling stockholder and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

        In connection with the offer and sale of the shares of common stock by the selling stockholder, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

        Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling stockholder. All of the foregoing may affect the marketability of the shares offered hereby.

        We will pay all expenses of the registration of the offered securities, including Commission filing fees and expenses of compliance with state securities or "blue sky" laws. The selling stockholder will pay any underwriting discounts and selling commissions. The selling stockholder will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling stockholder will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

        The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

LEGAL MATTERS

        The validity of the common stock will be passed upon by Latham & Watkins LLP, San Francisco, California. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an interest in less than 1% of the common stock. In addition, Latham & Watkins LLP has in the past provided, and may continue to provide, legal services to KKR Associates, L.P., the selling stockholder, and its affiliates.

EXPERTS

        The consolidated financial statements of Owens-Illinois, Inc., appearing in Owens-Illinois, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We also file information with The New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 20 Broad Street, New York, New York 10005. You can also request copies of these documents upon payment of a duplication fee by writing to the SEC.

        This prospectus, which constitutes a part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to Owens-Illinois, Inc. and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the Commission as an exhibit to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2003 Annual Meeting of Share Owners);

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

  •
  our Current Reports on Form 8-K filed with the SEC on March 28, 2003 and October 22, 2003;

  •
  the description of our common stock contained in our Registration Statement on Form 8-A, as amended, filed on December 3, 1991 (File No. 1-9576) pursuant to Section 12 of the Exchange Act; and

  •
  all other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of all common shares to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Owens-Illinois, Inc., One SeaGate, Toledo, Ohio 43666, Attn: Investor Relations, Telephone: (419) 247-5000.

1,640,465 Shares

Owens-Illinois, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

February 2, 2005

LEHMAN BROTHERS

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SUMMARY
Owens-Illinois, Inc.
Recent Developments
OWENS-ILLINOIS, INC. Condensed Consolidated Results of Operations(a) (Dollars in millions, except per share amounts)
OWENS-ILLINOIS, INC. Condensed Consolidated Results of Operations(a) (Dollars in millions, except per share amounts)
OWENS-ILLINOIS, INC. Consolidated Supplemental Financial Data(a) (Dollars in millions)
OWENS-ILLINOIS, INC. Consolidated Supplemental Financial Data (a) (Dollars in millions)
SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
RISK FACTORS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
CERTAIN ERISA CONSIDERATIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE